Exhibit 99.2

Management's Discussion & Analysis

April 14, 2020

aphria inc.

Management’s

Discussion & Analysis

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Aphria Inc. and its subsidiaries (the “Company” “Aphria”, “we”, “us” or “our”), is for the three and nine months ended February 29, 2020. It is supplemental to, and should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes for the three and nine months ended February 29, 2020, as well as the audited financial statements and MD&A for the year ended May 31, 2019. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators. Under the United States (“U.S.”)/Canada Multijurisdictional Disclosure System, we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements, which may differ from U.S. disclosure requirements. Additional information regarding Aphria (including its Annual Information Form dated July 31, 2019) is available on our website at www.aphriainc.com or through the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

In this MD&A, reference is made to gram equivalents, “all-in” cost of sales of dried cannabis per gram, cash costs to produce dried cannabis per gram, cannabis gross profit, cannabis gross margin, distribution gross profit, distribution gross margin, adjusted EBITDA, adjusted EBITDA from cannabis operations, adjusted EBITDA from distribution operations, adjusted EBITDA from businesses under development, strategic investments, capital and intangible asset expenditures – wholly owned subsidiaries, and capital and intangible asset expenditures – majority owned subsidiaries, which are not measures of financial performance under IFRS. The Company calculates each as follows:

•	Gram equivalents include both grams of dried cannabis as well as grams of cannabis oil as derived using an ‘equivalency factor’ of 1 gram per 5.75 mL of cannabis oil. Management believes this measure provides useful information as a benchmark of the Company against its competitors.
•	“All-in” cost of sales of dried cannabis per gram is equal to production costs less the costs of accessories less cannabis oil conversion costs (“cost of sales of dried cannabis”) plus (minus) increase (decrease) in plant inventory divided by gram equivalents of cannabis sold in the quarter. This measure provides the cost per gram of dry cannabis and gram equivalent of oil sold before the post harvesting processing costs to create oil or other ancillary products.
•	Cash costs to produce dried cannabis per gram is equal to cost of sales of dried cannabis less amortization, packaging costs and distribution costs plus (minus) increase (decrease) in plant inventory divided by gram equivalents of cannabis sold in the quarter. Management believes this measure provides useful information as it removes non-cash amortization and packaging costs and provides a benchmark of the Company against its competitors.
•	Cannabis gross profit is equal to gross profit less distribution revenue, insurance recovery, cost of goods purchased, the non-cash increase (plus the non-cash decrease) in the fair value adjustments on sale of inventory and on growth of biological assets, if any. Management believes this measure provides useful information as it removes non-similar revenue, costs and fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.
•	Cannabis gross margin is cannabis gross profit divided by net revenue from cannabis products. Management believes this measure provides useful information as it represents the gross profit based on the Company’s cost to produce inventory sold and removes fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.
•	Distribution gross profit is equal to gross profit less revenue from cannabis products, insurance recovery, excise taxes, production costs, cost of cannabis purchased, the non-cash increase (plus the non-cash decrease) in the fair value adjustments on sale of inventory and on growth of biological assets, if any. Management believes this measure provides useful information as it removes non-similar revenue and costs.
•	Distribution gross margin is distribution gross profit divided by distribution revenue. Management believes this measure provides useful information as it represents the gross profit based on the Company’s costs to purchase inventory for resale.

Management’s Discussion & Analysis |2

•	Adjusted EBITDA is net income (loss), plus (minus) income taxes (recovery), plus (minus) non-operating (income) loss, net, plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus impairment, plus transaction costs, and certain one-time non-operating expenses, as determined by management. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by operations.
•	Adjusted EBITDA from cannabis operations is calculated based on the same approach outlined above for Adjusted EBITDA, based on the operations of the following entities in the Company’s consolidated financial statements: Aphria Inc., Broken Coast Cannabis Ltd. and 1974568 Ontario Ltd. (“Aphria Diamond”). Management believes this measure provides useful information as it is a commonly used measure in the capital markets and it is a close proxy for repeatable cash generated from the Company’s operations in the cannabis regulated industry.
•	Adjusted EBITDA from distribution operations is calculated based on the same approach outlined above for Adjusted EBITDA, based on the operations of the following entities in the Company’s consolidated financial statements; CC Pharma GmbH, ABP, S.A. and FL-Group. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and it is a close proxy for repeatable cash generated from the Company’s distribution operations.
•	Adjusted EBITDA from businesses under development is adjusted EBITDA minus adjusted EBITDA from cannabis operations and adjusted EBITDA from distribution operations. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by the Company’s businesses under development.
•	Strategic investments are the total cash out flows used in investing activities relating to investment in long-term investments and equity investees as well as both notes and convertible notes advanced. Management believes this measure provides useful information as it helps provide an indication of the use of capital raised by the Company outside of its operating activities.
•	Capital and intangible asset expenditures – wholly-owned subsidiaries are all cash out flows used in investing activities relating to investment in capital assets and investment in intangible assets, net of shares issued for wholly owned subsidiaries. Management believes this measure provides useful information as it helps provide an indication of the use of capital raised by the Company outside of its operating activities.
•	Capital and intangible asset expenditures – majority-owned subsidiaries are all cash out flows used in investing activities relating to investment in capital assets and investment in intangible assets, net of shares issued for majority owned subsidiaries. Management believes this measure provides useful information as it helps provide an indication of the use of capital raised by the Company outside of its operating activities.

These measures are not necessarily comparable to similarly titled measures used by other companies.

All amounts in this MD&A are expressed in thousands of Canadian dollars, except share and per share amounts, unless otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities laws. Refer to “Cautionary Note Regarding Forward-Looking Statements” for cautionary statements regarding forward-looking statements.

This MD&A is prepared as of April 14, 2020.

■ Company Overview

The Company is an international organization with a focus on building a global cannabis brand, with operations in Canada, Germany, Italy, Malta, Lesotho, Colombia, Argentina and Jamaica.

The Company is licensed to cultivate, process, and sell medical and adult-use cannabis, cannabis-derived extracts, and derivative cannabis products in Canada under the provisions of the Cannabis Act.

Management’s Discussion & Analysis |3

Aphria Inc. exists under the laws of the Business Corporations Act (Ontario) and its common shares are listed under the symbol “APHA” on the Toronto Stock Exchange (“TSX”) in Canada and the New York Stock Exchange (“NYSE”) in the United States.

Canadian Cannabis Operations

The Company’s domestic Canadian cannabis operations are comprised of the original Aphria One greenhouse facility held through Aphria Inc., and facilities held through its wholly-owned British Columbia-based subsidiary Broken Coast, and its 51% majority owned Leamington-based subsidiary, Aphria Diamond.

Aphria One is the Company’s original 1,100,000 square foot greenhouse facility, which is located in Leamington, Ontario. Aphria One is licensed to cultivate, process, and sell cannabis under the provisions of the Cannabis Act. On March 20, 2020, Aphria One's licence was extended to March 20, 2023.

Broken Coast Cannabis Ltd. (“Broken Coast”), a subsidiary of the Company acquired in February 2018, is licensed to cultivate, process, and sell cannabis under the provisions of the Cannabis Act. Broken Coast’s purpose-built, indoor cannabis production facility on Vancouver Island provides Aphria with ‘B.C. Bud’ and is a leading premium cannabis brand.

1974568 Ontario Limited (“Aphria Diamond”) is a 51% majority owned subsidiary of the Company, incorporated in November 2017. This entity is the Company’s venture with Double Diamond Farms (“Double Diamond”) and is licensed to cultivate cannabis under the provisions of the Cannabis Act.

The Company has more than 2.4 million square feet of flowering space capable of annual production of up to 255,000 kgs of cannabis.

References to Canadian cannabis operations include the results of: (i) Canadian subsidiaries which hold investments and have no other operations; and (ii) companies which also actively produce and sell cannabis under the Cannabis Act (Aphria One, Aphria Diamond and Broken Coast).

International Operations

As a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation, Aphria believes that it has been setting the standard for the low-cost production of cannabis at scale, grown in environmentally responsible conditions. Focusing on untapped opportunities and backed by the latest technologies, we are committed to bringing our expertise and breakthrough innovation to the global cannabis market and expanding our international footprint to address countries legalizing the use cannabis for medical purposes.

In establishing our international footprint, we have sought to create operational hubs in those continents where we have identified the biggest opportunities for growth and have designed our operations to provide for cannabis cultivation and processing as well as a distribution network. In Europe, we have established our primary hub in Germany. With our acquisition of CC Pharma GmbH (“CC Pharma”), we have gained access to an established distribution network throughout Europe. Currently, the majority of distribution activities for CC Pharma within Europe relates to the distribution of non-cannabis medical products with plans to continue developing and incorporating medical cannabis products into the product assortment.

In Europe, we are in the process of constructing cultivation and production operations in Germany. Our wholly-owned subsidiary, Aphria Deutschland GmbH (“Aphria Deutschland”), had participated in the tender process to award licences for In-country cultivation and was one of three companies selected by the German Federal Institute for Drugs and Medical Devices (“BfArM”) to receive a licence for the cultivation of medical cannabis in Germany. We were granted a total of five lots, the most available lots within the tender process, and we are the only Canadian licensed producer in Germany with the permission to grow all three strains of medical cannabis approved by the BfArM.

Management’s Discussion & Analysis |4

In September 2018, we acquired LATAM Holdings Inc. (“LATAM”), which holds key licences in Colombia, Argentina and Jamaica. We have identified Columbia as our hub for South America and the Company is constructing a cultivation and production facility in Colombia to meet the demand for this region. In addition, the Company maintains a distribution network in Argentina. In addition, through the LATAM acquisition, the Company obtained an option to purchase a majority interest in a Brazilian entity upon such entity obtaining a medical cannabis cultivation, processing and distribution licence in Brazil.

The Company’s controlled subsidiaries are as follows:

Subsidiaries	Jurisdiction of incorporation	Ownership interest [1]
Broken Coast Cannabis Ltd.	British Columbia, Canada	100%
LATAM Holdings Inc.	British Columbia, Canada	100%
Marigold Acquisitions Inc.	British Columbia, Canada	100%
MMJ International Investments Inc.	British Columbia, Canada	100%
Nuuvera Holdings Limited	Ontario, Canada	100%
ARA – Avanti Rx Analytics Inc.	Ontario, Canada	100%
MMJ Colombia Partners Inc.	Ontario, Canada	100%
Nuuvera Israel Ltd. [2]	Israel	100%
Nuuvera Italy Ltd. (FL-Group)	Italy	100%
Goodfields Supply Co. Ltd.	United Kingdom	100%
Hampstead International Inc.	Barbados	100%
ABP, S.A.	Argentina	100%
Nuuvera Deutschland GmbH	Germany	100%
Aphria Deutschland GmbH	Germany	100%
CC Pharma GmbH	Germany	100%
CC Pharma Research and Development GmbH	Germany	100%
Aphria Wellbeing GmbH Aphria Malta Limited Nuuvera Malta Ltd.	Germany Malta Malta	100% 100% 100%
ASG Pharma Ltd.	Malta	100%
QSG Health Ltd. Marigold Projects Jamaica Limited	Malta Jamaica	100% 95% [3]
ColCanna S.A.S.	Colombia	90%
CC Pharma Nordic ApS	Denmark	75%
1974568 Ontario Ltd.	Ontario, Canada	51%
Aphria Terra S.R.L.	Italy	51%
CannInvest Africa Ltd.	South Africa	50%
Verve Dynamics Incorporated (Pty) Ltd.	Lesotho	30% [4]

1 The Company defines ownership interest as the interest in which the Company is entitled as a proportionate share of net income. Legal ownership of some subsidiaries differs from ownership interest shown above.

2 Represents inactive subsidiaries, which have no operations and do not own any assets, save and except for a related party balance owing to the Company, and is in the process of being dissolved.

3 The Company holds 49% of the issued and outstanding shares of Marigold Projects Jamaica Limited, through wholly owned subsidiary Marigold Acquisitions Inc. The Company holds rights through a licensing agreement to 95% of the results of operations of Marigold Projects Jamaica Limited.

4 The Company holds 60% of the issued and outstanding shares of Verve Dynamics Incorporated (Pty) Ltd., through 50% owned subsidiary CannInvest Africa Ltd.

Management’s Discussion & Analysis |5

Strategy and Outlook

Aphria, a leading global cannabis consumer packaged goods company, is setting the standard for brand development, product innovation, and industrial scale cultivation and automation for the production of cannabis grown in environmentally responsible conditions. The Company was one of the first licensed producers in Canada and the first Canadian licensed producer to fully exploit greenhouse cultivation and industrial-scale production to deliver sustainable operating profit margins in the emerging cannabis industry. Through its international operations, the Company also seeks opportunities to create long-term shareholder value by identifying partnership and investment opportunities where the Company can apply experience and knowledge gained in the Canadian cannabis industry to other jurisdictions where a national cannabis legalization framework is developing, and local market characteristics are expected to support the Company’s competitive strengths.

We continue to focus on the developing industry in Canada and ensuring that the Company is successful through the launch of the newly legalized cannabis derivative products. The Company will continue to focus on developing a presence in jurisdictions where legalization of cannabis use, whether medical or adult-use, is permissible on a national basis.

Canadian medical market brands

The Company currently has two medical cannabis brands - Aphria and Broken Coast. Since 2014, the Aphria brand has been a leading, trusted choice for patients seeking high quality pharmaceutical-grade medical cannabis. Broken Coast is a licensed producer of medical cannabis located on Vancouver Island. Its plants are grown in small batches in single-strain rooms, and it is committed to the quality of its products, adhering to strict procedural and environmental protocols in order to maximize purity, quality, and patient satisfaction. As the Canadian adult-use market continues to develop, the Company expects to remain committed to and invest in the Canadian medical market while concurrently developing cannabis-based products and brands targeting the adult-use market.

Canadian adult-use market brands

The Company is investing capital and resources to establish a leading position in the adult-use market in Canada. These investments are focused on consumer segmentation, brand development, product innovation, marketing, sales, education, and research to enable the Company to capture, retain and grow a significant share of the Canadian market as it continues to develop.

Aphria’s differentiated portfolio of brands were conceived specifically to meet the evolving needs of Canada’s most profitable consumer segments. The Company leveraged its strengths to offer products with unique attributes – from price through to potency and assortment – to best serve its consumers. The suite of brands created by the Company for Canada’s adult-use market include Solei, RIFF, Good Supply, and Broken Coast. Each brand is unique to a specific target consumer segment with various product offerings designed to meet the needs of its targeted segments, described below:

Solei Sungrown Cannabis (“Solei”) is designed for current and novice users, pairing an assortment of carefully curated strains and product formats. Solei’s signature ‘Moments’ based approach has received very positive feedback from retailers and consumers seeking a simplified approach to cannabis.

RIFF is a culture and community focused brand supporting the artistic community across Canada. The brand has high potency offerings available for more experienced users. Riff’s community and culture focus is brought to life through its relationship with the Maker Arcade, an art and community focused program backed by Universal Music.

Management’s Discussion & Analysis |6

Good Supply offers experienced cannabis users with a no-frills, yet excellent value-for-money assortment that does not sacrifice quality.

Complementing Aphria’s in-house brands, the Company’s wholly-owned subsidiary Broken Coast is a multi-award-winning craft grower that delivers a premium product and provides consumers with an opportunity to access a brand synonymous with British Columbia-grown cannabis. Broken Coast’s craft cannabis is grown on the shores of the Salish Sea in small batches using single-strain growing rooms. All flower is hand-trimmed and slow-cured ensuring premium product quality and consistency.

Product development

On October 17, 2019, the Canadian government legalized the production and sale of cannabis infused products. According to Headset Inc., an organization which tracks data including sales data across the cannabis category in the U.S., the vape market makes up 17% to 30% of U.S. sales (California, Nevada, Colorado, Washington) depending on the market. Aphria has and continues to invest capital and resources in product research, development, and production technologies in anticipation of the significant demand for this new category. In addition to perfecting the art of formulation, the Company has partnered with top tier hardware suppliers to deliver an elevated possible consumer vape experience. This includes being one of only five brand partners to partner with industry-leading vape giant PAX Labs. The Company is equally focused on the development of other categories of cannabis derivative products. As part of these R&D efforts, the Company is investing in the following areas to develop consistent and unique formulations to be used in its end-products:

•	Industrial-scaIe extraction technologies using different methods including CO2, butane and ethanol;
•	The effective isolation of terpenes, cannabinoids (moving beyond cannabidiol (“CBD”) and tetrahydrocannabinol (“THC”)) and other cannabis compounds; and
•	Development of nano-emulsification technology providing flavourless and colourless input material into derivative products such as edibles and beverages.

The Company is currently engaged in R&D, and formulation development for a broad suite of high margin derivative products such as edibles, beverages, concentrates, topicals and other products such as oral thin strips.

Within these categories, the Company’s primary focus at the launch of cannabis derivatives in Canada (known as Cannabis 2.0) was vape products as the Company anticipated, similar to the U.S. market, that said products would grow to represent a significant percentage of the Canadian cannabis market demand for 2.0 products. Additionally, vape products are aligned to the Company’s extraction capabilities and know-how. Once legislatively allowed, the Company successfully launched over 30 new vape SKUs into the Canadian market with positive reviews from liquor boards and consumers alike. The Company benefited from being first to market, as the only supplier of the popular Pax platform during the first three months of Cannabis 2.0 legalization.

The Company still believes edibles, concentrates and beverage products will collectively represent a smaller, yet growing proportion of the Cannabis 2.0 market and has developed a strategy to meet this demand.

The Company anticipates launching the following products:

Management’s Discussion & Analysis |7

Fiscal H1 2021:

•	Beverage enhancers using our propriety nano-technology. Enhancers offer consumers a conveniently dosed flavourless additive that transforms any beverage into a cannabis beverage;
•	QuickStrips through our partnership with Rapid Dose Therapeutics. These thin, flavoured tongue strips are a conveniently dosed, rapid-absorption option for consumers on the go; and,
•	Concentrates across two different formats, catering to the experienced cannabis user seeking unique and intense experience.

In development:

•	Premium chocolates leveraging the Company’s relationship with an experienced contract manufacturer. Various premium chocolate products will be launched across two brands in popular and unique flavour profiles, using premium cacao and developed with the expertise of experienced chocolatiers;
•	Topicals will feature multiple brands leveraging unique IP licensed from a premiere product development partner in the U.S. ; and
•	Soft chews leveraging the Company’s relationship with a contract manufacturer. Soft chews will feature three brands in various popular flavours. Over a year of R&D has gone into perfecting the textures and flavour profiles of our soft chew lineup.

The Company will also continue to evolve its flower, pre-roll, vape and oil product lines to meet the needs of consumers across the country.

Distribution

The Company has supply agreements with all the provinces and the Yukon Territory in Canada, representing access to 99.8% of Canadians, showing the Company’s commitment to becoming a leader in the adult-use market. The Company is one of the few licensed producers which has agreements with every province in Canada.

The Company is party to an exclusive distribution agreement with Great North Distributors Inc. (“Great North Distributors”), a wholly-owned Canadian subsidiary of Southern Glazer’s Wine & Spirits, to provide the Company with the sales force and wholesale/retail channel expertise required to efficiently distribute the Company’s products through each of the provincial/territorial cannabis control agencies. As one of the leading distributors of alcoholic beverages in Canada, Great North Distributors has extensive expertise in managing compliance with the unique rules that govern the marketing of controlled substances in each of the jurisdictions where the Company has supply agreements.

Production

As of the date of this MD&A, the Company's Canadian cultivation facilities are fully planted and we expect that our total production capacity 5 will be up to 255,000 kgs a year from such facilities. In addition, the Company is currently expanding its extraction and processing capacity at Aphria One in areas already licensed for cannabis processing. These expansions are expected to provide increased capacity to help meet the rising demand for derivative cannabis products.

Aphria One

The Company has innovated among licensed producers by integrating industrial horticulture production technology into the cultivation of cannabis within a greenhouse environment. This cutting-edge technology automates the following functions of the plant growing cycle:

•	Transplanting cuttings through various stages into the final pots for flowering;
•	Aiding in evaluation of the health and quality of plants to ensure plants meet the Company’s stringent quality standards throughout the many stages of the growing cycle;
•	Monitoring and providing water and nutrients to the plants during the growing cycle; and
•	Transporting plants through different areas in the greenhouse including to the processing room once harvested.

5 These figures are considered forward-looking information and are based on the Company’s experience in growing cannabis, and data available concerning the wide variety of strains under the growing conditions maintained at its facilities. Material assumptions to derive capacity at full completion include, but are not limited to, the number of plants expected to occupy each facility, the number of harvest cycles and average yield per harvest cycle per year for the strains expected to be grown at each facility.

Management’s Discussion & Analysis |8

With this innovative technology implemented, the only human interaction throughout the plants’ growth cycle for plants grown in these areas are at the initial phase of taking the cuttings and to trim and prune the plants.

Additional state-of-the-art automation employed throughout the rest of the facilities include processes that involve:

•	Cutting the plants, and transferring them to be processed;
•	Automating the de-budding and trimming process;
•	Disposing of waste produced in the cutting, de-budding and trimming phase of production; and
•	Distributing the buds into trays in a drying rack to evenly dry and cure the harvested product.

Automating labour-intensive parts of the production process enables the Company to achieve optimal product consistency and quality control while significantly reducing operating costs. In addition to the reduction of labour costs, the Company has also introduced measures that significantly reduce energy costs and consumption.

The Company installed a co-generation power plant that utilizes natural gas to generate its own electricity and as a by-product of this process, hot and cold water and CO2. This combined-cycle process not only generates electricity for use in the greenhouse to operate the lights and air conditioners, but also hot and cold water that is used to control the temperature and humidity in the greenhouse. The residual gas emissions created by this process are directed through a catalytic converter to create CO2 which is used during the growing cycle. This co-generation power plant also incorporates state-of-the-art power switching capability that automatically selects between the public electrical grid and the Company’s private power co-generation equipment to ensure it is constantly using the most cost-effective energy available.

In addition to these energy saving initiatives, the Company has installed systems that recycle the water used in the irrigation process. The ‘used’ water is sterilized through a pasteurization process which then allows it to be reused to irrigate additional plants thereby reducing the total amount and cost of water used on a per gram basis.

Aphria Diamond

Through this 51% owned subsidiary, the Company has partnered with Double Diamond, a company with multi-generational expertise in the commercial greenhouse industry. This partnership provides Aphria with access to an industry leading team of growers and operators with expertise in large-scale greenhouse operations as well as contracted exclusive access to all of the production output from Aphria Diamond.

All production from Aphria Diamond is sold to Aphria at an agreed upon transfer price, allowing Aphria to recognize 100% of the remaining profit from any further processing into a derivative product, and 100% of the wholesale margin from branding on all product from Aphria Diamond.

Broken Coast

Broken Coast is the Company’s premium brand of indoor-grown cannabis. Broken Coast provides the Company access to the quality associated with British Columbia-grown cannabis as well as an award-winning genetic bank of cannabis strains which in turn can be produced at scale through the Company’s Aphria One and Aphria Diamond facilities. Broken Coast will continue the development of new premium strains and continue to represent what is the highest level of premium cannabis grown through their custom-built indoor facilities.

Management’s Discussion & Analysis |9

Licences

With respect to its Canadian operations and sales, both the Aphria One and Broken Coast locations are licensed under the Cannabis Act for cultivation, processing and sale. The Company also holds a third licence under the Cannabis Act for cultivation at its Aphria Diamond location.

The Company has received European Union Good Manufacturing Practices (“EU GMP”) certification in respect of medicinal products for human use and investigational medicinal products for human use (Part I - Medical Products) at its ARA - RX Analytics Inc. (“Avanti”) location, which will allow the Company to ship bulk and finished dried flower, as well as bulk cannabis oil for medicinal use in permitted jurisdictions throughout the European Union and in any jurisdiction that mutually recognizes the European GMP Standards.

It also received its EU GMP certification as an active substance manufacturer (Part II - Medical Products) at its Aphria One location, which allows the Company to be a supplier of bulk dried flower for medicinal use to other EU GMP certified facilities licensed to further process or package bulk dried flower into finished cannabis product for sale in permitted jurisdictions.

Collectively, these licences and certification provide the Company with the ability to cultivate, process and sell cannabis within Canada and to ship bulk and finished dried flower, as well as bulk cannabis oil for medicinal use in permitted jurisdictions throughout the European Union and in any jurisdiction that mutually recognizes the European GMP standards.

In addition to its EU GMP certification discussed above, Avanti is also licensed pursuant to the Cannabis Act as well as under the Food and Drugs Act and related regulations. Avanti also holds four Canadian licences: (i) Cannabis Processing Licence; (ii) Cannabis Analytical Testing Licence; (iii) Drug Establishment Licence; and (iv) Medical Device Establishment Licence. These licences allow the Company to possess, handle, process and test cannabis and cannabis derivative products, and to engage in the distribution and testing of drugs as well as to manufacture Class 1 medical devices. The Company is also able to complete testing/analysis of active pharmaceutical ingredients and finished dosage forms as a third-party tester.

■ U.S. Expansion Strategy

The Company believes that the existing U.S. cannabis market is hindered by the federal prohibition on cannabis and unclear guidance on the use of CBD. Given the current regulatory landscape, operators are required to create cultivation and distribution centers in each state in which they wish to participate and thereby, must invest capital to build and expend ongoing working capital to operate multiple facilities in order to become a multi-state operator (“MSO”). We believe the MSO model results in poor capital allocation as money is invested within multiple individual states where such duplicative investments would not be made but for the current regulatory framework that restricts interstate commerce. We, however, continue to believe that the U.S. is an important market and therefore, we monitor the regulatory landscape and may engage in investments in complementary categories that may be converted to include a cannabis business if and when it becomes legal on the federal level. Furthermore, the Company is evaluating potential strategic partnerships that qualify under the Company’s current U.S. strategy that will accelerate and escalate the Company’s brand capabilities and product offering once federally legal.

Management’s Discussion & Analysis |10

■ International Operations

Outside of Canada, the Company is continuously evaluating opportunities in countries where there is an existing or emerging legal cannabis market. The Company believes that, with its significant experience in the highly regulated Canadian cannabis market, it will be able to export its industry leading knowledge and practices to its global subsidiaries as these markets mature. Given that only a few countries have legalized cannabis for adult-use, the Company’s international strategy is currently focused on expanding its business to include medical cannabis markets in stable economic and political jurisdictions that have legalized the use of cannabis for medical purposes.

In establishing our international footprint, we have sought to establish operational hubs in those continents where we have identified the biggest opportunities for growth and have designed our operations to provide for cannabis production as well as a distribution network to distribute such products throughout the region served by such hub. The Company is developing such footprint by investing directly in assets and through acquisition.

Through acquisitions, the Company has secured access to key international markets as well as management team bench strength with a proven knowledge and demonstrated executional success.

Currently the Company has international operations or strategic relationships in Australia, Argentina, Colombia, Denmark, Germany, Italy, Jamaica, Lesotho, Malta, Paraguay and maintains an option for entry into Brazil. While these markets are still in their infancy, and the regulatory environment around them is still being formed, we believe the Company is uniquely positioned to bring the knowledge and expertise gained from working within Canada during the development of the cannabis regulations to these developing global cannabis markets.

Export facility from Canada

Avanti currently holds four Canadian licences: (i) Cannabis Processing Licence; (ii) Cannabis Analytical Testing Licence; (iii) Drug Establishment Licence; and (iv) Medical Device Establishment Licence. In addition, Avanti received its EU GMP certification in respect of medicinal products for human use and investigational medicinal products for human use (Part 1 – Medical Products) in January 2020. Avanti provides testing services to the Canadian cannabis operations and, its EU GMP certification allows Avanti to process, package, label cannabis oil as well as package, label dried cannabis for medicinal use in permitted jurisdictions throughout the European Union and in any jurisdiction that mutually recognizes the European GMP standards.

The Company also received its EU GMP certification as an active substance manufacturer (Part II - Medical Products) at its Aphria One location, which allows the Company to be a supplier of bulk dried flower for medicinal use worldwide to other EU GMP certified facilities licensed to further process or package bulk dried flower into finished cannabis product for sale in permitted jurisdictions.

Management’s Discussion & Analysis |11

These certifications provide the Company with the ability to cultivate, process and sell cannabis within Canada and to ship bulk and finished dried flower, as well as bulk cannabis oil for medicinal use in permitted jurisdictions throughout the European Union and in any jurisdiction that mutually recognizes the European GMP standards.

In Germany, we have been preparing for the importation of EU-GMP certified cannabis from Canada from one of our EU GMP facilities, allowing for shipments to CC Pharma in order to leverage CC Pharma’s extensive in-country distribution network.

Pan-Asia

Australia

Aphria maintains relationships in Australia with two companies conducting medical cannabis clinical trials.

Medlab Pty Ltd. is currently in a clinical trial related to oncology pain using Aphria blended cannabis strains for oil, subsequently converted in Australia into a nanocell mucosol spray. Aphria and Medlab Pty Ltd. share the rights in the intellectual property associated with the active pharmaceutical ingredient on this trial.

CannPal Pty Ltd., is currently in a clinical trial related to animal pain in cats and dogs, wherein the test product is fabricated using Aphria strains.

Aphria also maintains a supply relationship with Althea Company Pty Ltd., a licensed producer in Australia.

European Union

Germany

The German market is considered to be one of the most highly sought-after medical cannabis markets in the world. Our wholly-owned subsidiary, Aphria Deutschland, participated in the tender process for in-country cultivation licences and was one of three companies selected by the BfArM to receive a licence for the cultivation of medical cannabis in Germany. We were granted a total of five lots, which was the most available lots within the tender process and is the only licensed producer in Germany with the permission to grow all three strains of medical cannabis approved by the BfArM. Each lot is expected to provide a minimum annual capacity of 200 kgs. Germany currently allows for the sale of medical cannabis and cannabis extracts to pharmacies. These cannabis-based products are also covered by insurance companies. This coverage provides the opportunity for a greater number of medical cannabis patients with access to the full use and benefits of these products.

The Company’s approach in Germany is a three-pronged approach covering: demand; supply; and distribution.

Demand

We have developed educational programs and other means for outreach to healthcare professionals which provides the Company with access to doctors to educate on the uses of medical cannabinoids. The Company also plans to build and operate pain treatment centers including the new possibilities of digital health care throughout Germany, which will further provide access to patients once supply is available from its German facility. The Company has partnered with a leading company in digital apps and medical software to build a modern, patient centric clinic for telemedicine.

Management’s Discussion & Analysis |12

Supply

The Company will, through imports and local production, supply cannabis products into the German market. The Company entered into a strategic partnership with a prominent European flower producer to obtain access to EU GMP-certified organic medical cannabis for both the German market as well as throughout Europe. In addition, pursuant to the licence granted by BfArM, the Company is in the process of constructing its cultivation facility from which we expect to deliver the first harvest to BfArM by the end of calendar year 2020. In addition, we have completed the construction of a storage facility. The cultivation and storage facilities are being constructed in line with EU-GMP requirements.

Distribution

Through the acquisition of CC Pharma, the Company obtained a leading importer and distributor of EU-pharmaceuticals for the German market. With over 286 active German national pharmaceutical licences, 640 active EU pharmaceutical licences, and access to approximately 13,000 active pharmacy accounts, CC Pharma operates a production, repackaging and labelling facility. Based on regulations, pharmacies can only supply the branded product that has been named in a prescription to the patient by a physician. Substitution of the product is only possible if the particular brand of product is unavailable. As such, the Company will expand CC Pharma’s operations to meet the high demand for medicinal cannabis by distributing cannabis throughout the German pharmacies, leveraging its existing business and know-how to ensure that the Company’s products are sufficiently stocked in the pharmacies in Germany.

Malta

Through its subsidiary, ASG Pharma Ltd. (“ASG”), the Company received the first import permit for medical cannabis issued by the Government of Malta’s Ministry of Health. The Company intends on using ASG to import cannabis resin and dried flower for processing, packaging and distribution of EU-GMP compliant cannabis products throughout Europe. The constructions of the analytical laboratory as well as the processing and packaging of bulk cannabis operations are expected to be fully operational as an EU GMP certified facility in the second half of fiscal 2020, pending certification by the Malta Medicines Authority.

Italy

The Company’s wholly owned subsidiary, Nuuvera Italy Ltd. (FL-Group) (“FL-Group”), is authorized to import cannabis products into Italy and to distribute pharmaceutical products, including cannabis-based and cannabinoids products in Italy to pharmacies. In addition, the Company has established Aphria Terra as a grassroots organization focused on furthering the Company’s presence in the Italian cannabis industry.

Africa

Lesotho

The Company invested in CannInvest Africa Ltd. (“CannInvest”), a South African corporation. Through this transaction, the Company obtained a controlling interest in Verve Dynamics Incorporated (Pty) Ltd. (“Verve”). Verve holds a licence in Lesotho for prohibited drug operations, which allows Verve to cultivate, manufacture, supply, distribute, store, export and import cannabis and cannabis resin for medical purposes or scientific use. Verve is currently constructing and licensing a large scale extraction operation.

The Company also entered into a supply agreement with Verve, where Verve will supply cannabis THC and CBD extract from its planned EU-GMP certified facility. This is expected to provide the Company with access to EU-GMP-certified extract for distribution into South Africa and other nationally legal markets.

Management’s Discussion & Analysis |13

South America

Colombia

The Company has a 90% ownership interest in ColCanna S.A.S. (“ColCanna”). This ownership provides the Company with the ability to further develop the global Aphria brand with Aphria branded products distributed to patients across South America. ColCanna is developing its 54 acres of land for the cultivation of cannabis, which is expected to produce EU-GMP certified dried flower annually for purposes of supplying the South American region. The Company intends to secure an export licence to distribute its production within the LATAM region. Furthermore, the Company signed an exclusive three-year agreement with the Colombian Medical Federation (“FMC”), a national guild that oversees the ethical exercise of the medical profession in Colombia. Under this agreement, Aphria and the FMC will jointly develop an academic curriculum on the appropriate medicinal use of cannabis, as well as execute other initiatives that will promote training and education on the use and prescription of cannabis across the medical community. The Colombian Medical Federation has nearly 2,000 affiliated doctors and a database of more than 70,000 medical professionals that rely on the organization for research and educational resources, including through a virtual platform that offers certified courses on a range of subjects.

Argentina

The Company owns ABP, S.A. (“ABP”), a distributor of traditional pharmaceutical medicines and medical cannabis products for the Argentinean market. On June 6, 2019, the Ministry of Health in Argentina approved a resolution authorizing public and private health insurance companies to import and stock medical cannabis inventory for sale to patients suffering from refractory epilepsy. This represents a significant improvement for these patients since previous products could only be imported on a named patient basis. This represent a significant improvement for epileptic patient access, since it would reduce the delay in patients ordering and receiving their prescribed medical cannabis. The Company believes that this recent resolution, represents an evolution of the medical cannabis regulatory framework in Argentina towards sustainable commercialization. With the ability to store medical cannabis inventory, ABP has focused its efforts on growing its epileptic cannabis patient base since product can now be supplied without delay.

Commencing in January 2020, ABP began shipping, distributing and delivering Its first consolidated units (in bulk) of medical cannabis Into Argentina under the Argentinean "Compassionate Use" national law for patients with refractory epilepsy, holding a medical prescription from a neurologist. In addition, in compliance with the national drug law, patients are required to pick up controlled substances products at an authorized pharmacy. ABP is fully authorized and licensed by the national regulatory agency (ANMAT) to distribute and deliver controlled substances via authorized pharmaceutical channels.

Importantly, the Company continues to work with Hospital Garrahan, a leading pediatric hospital in Buenos Aires which recently published favourable results in epileptic patients following treatment with Aphria products.

Jamaica

The Company owns a 49% ownership interest in Marigold Projects Jamaica Limited (“Marigold”), through multiple subsidiaries and a 95% royalty on profits through a licensing agreement. This provides the Company with several key licences including a Tier 3 cultivation licence, a Tier 2 herb house licence, as well as conditional licences for import, export and research purposes. We also have been granted a licence to open a second herb house and a Tier 1 Processing licence.

Brazil

The Company maintains an option to purchase 50.1% of a Brazilian entity for $24,000 USD if it should secure a medical cannabis cultivation and distribution licence from the Brazilian government and a right of first offer and refusal on another 20% to 39% of the Brazilian entity. This right of first refusal provides the Company with lower risk at a fixed price to enter into the Brazilian cannabis market pending the Brazilian company obtaining a licence to cultivate and distribute cannabis lawfully within the country.

Management’s Discussion & Analysis |14

■ Aphria’s Purpose

Mission

To be the premier global cannabis company through an unrelenting commitment to our people, the planet, product quality and innovation.

Vision

To be the best performing cannabis company globally, providing investors with access to the most accretive cannabis opportunities around the world.

Our Values

In an emerging and constantly evolving industry, our values unite us, informing and inspiring the way we work with our employees, patients, consumers and one another. Our commitment to our people, the planet, product quality and innovation helps us create stronger, healthier communities everywhere we do business. Our corporate social responsibility (CSR) goes beyond our borders. We are committed to exporting our industry leading knowledge and practices to our global subsidiaries. For the communities we touch, we are vigilant of the impact we have and strive to be a positive contributor to their well-being.

We put people first

We're committed to the needs of our patients and consumers whether they are looking for natural options for medical needs, exploring the options in wellness, or seeking alternatives to their lifestyle. We're driven by a desire to help others live their best life.

This includes continuous product development on different methods of administering the product through oil, softgels, vapes and eventually edibles, oral strip and other derivatives, as well as being proactive in aiding patients who have difficulties obtaining the required medical care. The Company continues to provide access to treatment on a compassionate basis for a four-year-old epileptic girl; a treatment that has decreased daily seizures from around thirty to just three or four.

At Aphria, we understand some patients may have barriers that can impact their financial wellbeing. To help, we offer compassionate pricing for eligible patients that require financial assistance. Patients with an annual gross income of less than $30 are eligible to participate in Aphria’s compassionate pricing program.

We lead by example

We're passionate about pushing our industry forward. Our commitment to innovation means we're always on the lookout for new opportunities, that we attract those who share our outlook, and that we never stop focusing and imagining what's coming next.

This includes the continuous push for innovations in expansionary projects, product development and market research. In the current year, the Company has made strides to be in the forefront of providing an innovative suite of Cannabis 2.0 products and continues to partner with various organizations to further develop product offerings including edibles, beverages, topicals, oral thin strips, and other cannabis-infused products. The Company offers the only CBN oil on the market, Solei CBN Renew oil, which won 'Innovation of the Year’ at the 6th Annual Canadian Cannabis Awards.

In addition to the innovative strides, the Company has consistently delivered the quality of products consumers are looking for, resulting in all five of the Company’s medical and recreational brands taking home top honours at the Canadian Cannabis Awards in product categories.

We respect the earth

As a conscientious company, we're committed to ensuring that our actions and those of our employees have a positive impact on the environment around us, no matter where we operate. Recently the Company launched Plant Positivity, Aphria’s social impact platform. With a vision of social impact for communities and individuals, through Plant Positivity, Aphria is providing people with better access to plants and leading education on the role plants can play in improving everyday well-being. As part of the platform, Aphria partnered with Evergreen, a national not-for-profit dedicated to making cities flourish to create the Plant Positivity Gardens: six gardens that add more than 50 varieties of native plant species to the existing 8,000-square-metres of gardens across Evergreen Brick Works. This partnership has created new spaces for people to reflect, socialize and learn more about the natural world. Further, the themed gardens contribute to a thriving community and educational space where people can experience sustainable practices that make cities flourish.

Management’s Discussion & Analysis |15

The Company is proud to employ – and continuously improve - sustainable growing and business practices to provide efficiencies, cost reduction benefits and lessen our impact on the environment. This includes:

•	Reducing the plastic and cardboard used in secondary packaging across all products targeting saving in excess of 35% net packaging weight.
•	Utilizing computerized systems to monitor and reduce water usage, and collection and cleaning of run-off water so that it can be safely reused.
•	Co-generating electricity, hot water, CO2 and cold water which is more efficient and reduces impact on local communities.
•	Capturing and cleaning the CO2 from the exhaust and adding it into the greenhouse to promote plant growth and reduce our carbon footprint.

We take responsibility to heart

We believe it is our responsibility to protect the safety of our employees, patients, consumers, and society. Our partnerships and programs reflect our ongoing commitment to the safety of our communities through education, responsible use, and meaningful corporate citizenship.

The Company places a great deal of energy and effort towards ensuring the safety of children and families in communities we serve. Our Charter Agreement with Drug Free Kids Canada and participation in the Global Cannabis Partnership, reflect our ongoing commitment to the safety of our communities through education, responsible use, and meaningful responsible corporate citizenship in our industry. Recently, the Company launched ‘Aphria Educates’ a program aimed to educate Canadians on responsible and safe use of all cannabis products legally available now and in the future. The first initiative was a two-city educational panel in conjunction with Drugs Free Kids Canada, a Canadian non-profit organization providing parents with evidence-based information about youth and substance use while promoting frequent, balanced parent-youth discussions about drugs. In addition to partnerships mentioned above, the Company has also partnerships with various organizations in countries like Colombia in order to jointly develop academic curriculums on the medicinal use of cannabis.

The company recently launched the “Aphria Academy’, an e-learning site for budtender education designed to educate budtenders and retail staff across Canada about recreational brands and products.

The Company firmly believes in the importance of investing in local businesses as well as the Canadian economy. Since its incorporation, the Company has paid over $450,000 to Canadian vendors for construction build-outs, of which over $300,000 was paid to local Leamington vendors. In addition, the Company has spent more than $130,000 on wages to employees residing in Canada and has paid fees, withholding taxes and income taxes to the Canadian government of almost $30,000. This combines to over $610,000 of economic activity created by Aphria for the Ontario and Canadian economies. Using the Keynesian Multiplier, assuming an MPC of 0.8, results in over $3 billion of trickle down economic creation tied directly to Aphria since 2014.

These core values serve as a compass impacting the Company’s strategic decisions and its outlook. The activities and outlooks covered within each of the operations below as well as the activities within the Investor Highlights are intended to align to these core values.

Management’s Discussion & Analysis |16

■ Investor Highlights

	Q3 - 2020	Q2 - 2020
Distribution revenue	$ 88,308	$ 86,442
Net cannabis revenue	$ 55,566	$ 33,708
Kilogram equivalents sold	14,014.1	7,062.4
Kilograms produced, net	31,086.1	13,866.0
Production costs	$ 16,707	$ 13,894
Cost of goods purchased	$ 76,911	$ 75,483
Cash cost to produce dried cannabis / gram[6]	$ 0.93	$ 1.11
"All-in" cost of sales of dried cannabis / gram[6]	$ 1.69	$ 1.98
Gross profit before fair value adjustments[6]	$ 35,691	$ 30,488
Adjusted distribution margin[6]	12.9%	12.7%
Adjusted cannabis margin[6]	42.7%	56.6%
Adjusted EBITDA from cannabis operations[6]	$ 6,031	$ 3,386
Adjusted EBITDA from businesses under development[6]	$ (2,859)	$ (3,547)
Adjusted EBITDA from distribution operations[6]	$ 2,564	$ 2,064
Cash and cash equivalents & marketable securities	$ 515,102	$ 497,694
Working capital	$ 746,572	$ 675,932
Capital and intangible asset expenditures - wholly-owned subsidiaries[6]	$ 23,839	$ 8,230
Capital and intangible asset expenditures - majority-owned subsidiaries[6]	$ 14,507	$ 18,472
Strategic investments[6]	$ 605	$ --

•	Closed bought deal financing for net proceeds of approximately $99,700;
•	Licensed Aphria Diamond facility on November 4, 2019;
•	Maintained potential annualized capacity of up to 255,000 kgs;
•	Recorded fourth consecutive quarter with positive adjusted EBITDA and positive adjusted EBITDA from cannabis operations;
•	Won top honours at 2019 Canadian Cannabis Awards with a total of seven awards for Aphria owned brands; and,
•	Recognized for Executive Gender Diversity by Globe and Mail's inaugural Report on Business Women Lead Here list, an annual benchmark of executive gender diversity in corporate Canada.

■ Recent Events

Coronavirus ("COVID-19") Pandemic, Its Impact and Influence on Our Guidance

Aphria continues to closely monitor and respond where possible to the ongoing COVID-19 situation. As the global situation continues to change rapidly, ensuring the well-being of our employees remains one of our top priorities. The Company also remains committed to providing best in class care and service to our valued patients and customers – facilities in Leamington and Brampton, Ontario, Duncan, British Columbia, Densborn, Germany and Buenos Aires, Argentina remain open and operational with heightened measures in place to protect the health and safety of employees, vendors, partners and their families. The Company is committed to enhancing these measures and implementing other necessary practices as the situation warrants.

6 Non-IFRS measure

Management’s Discussion & Analysis |17

Leamington, Ontario and Brampton, Ontario

Our Leamington facilities, Aphria One and Aphria Diamond, and Brampton facility, ARA-Avanti, remain open as they are currently considered essential businesses by the Ontario government. While the vast majority of our operational staff continue coming to work, we are experiencing an increase of workplace absences at Aphria One, some of which are caused by self-quarantines and the remainder by choice. Our administrative staff are largely on work from home programs. The workplace absences are slowing packaging and release capabilities but, as of the date of this MD&A, are not impacting the delivery of orders to our customers.

Duncan, British Colombia

Our Duncan facility in British Colombia ("BC"), Broken Coast, remains open and is currently considered an essential business by the BC government. While the majority of our operational staff continue coming to work, in the early days of the BC government pandemic procedures, there were higher workplace absences than current levels. Broken Coast’s administrative staff are on work from home programs. The early workplace absences resulted in slower packaging and release capabilities but, to date, have not impacted the delivery of orders to our customers.

Supply chain in Canada

Our supply chain team continues to work closely with our supply chain partners on a day-to-day basis to prevent and minimize any sort of disruption. As of the date of this MD&A, there do not appear to be any indications of challenges or delays in our supply chain; however, the Company has undertaken pre-emptive measures to ensure alternate supply sources in different continents.

Canadian cannabis distribution system

While the Canadian cannabis distribution system remains mostly open, we have been presented with a number of challenges getting our products to our patients and customers, including but not limited to:

•	E-commerce purchases on our website by medical consumers increased by approximately 18% since the COVID-19 restrictions came into place, up to the date of this MD&A;
•	Most provincial control boards had a March 31st year-end and closed their facilities to deliveries and shipments for seven days around the March 31st date;
•	In the early days of the pandemic, retail outlets reported experiencing significant sales increases caused by ‘pantry loading’;
•	Thereafter, and as at the date of this MD&A, retail sales levels averaged across the Country appear to have gone back to pre-pandemic levels;
•	In Ontario:
o	The Ontario government initially deemed cannabis retailers an essential service, but this position was subsequently withdrawn forcing retail outlets to close. By emergency order, the Ontario government allowed the re-opening of retail outlets but only for click and collect / curbside service;
o	The Ontario control board cancelled all open purchase orders and suspended deliveries for a two-week period as it transitioned from a majority wholesale model to a majority e-commerce model;
o	The Ontario government announced that it was suspending its previous guidance on the pace and quantum of its retail roll-out;
•	The Alberta control board has advised that it is seeing an approximate 25% reduction in retail stores placing orders and in turn appears to have reduced replenishments from licensed producers by approximately 40%;
•	The BC control board has advised that it has been dealing with a transition from retail outlets to click and collect. During this transition, the control board has maintained replenishments but the success of the transition remains unknown; and,
•	In Quebec, consumers appear to be maintaining the elevated levels of purchasing that were observed at the early ‘pantry loading’ level as of the date of this MD&A, with Quebec experiencing sales growth of over 40%. Further, as of the date of this MD&A, the Quebec control board has maintained its orders for replenishment of supply. However, it remains unknown if the continued purchasing at ‘pantry loading’ levels will continue.

Management’s Discussion & Analysis |18

Densborn, Germany

Our Densborn facility, CC Pharma, remains open and is considered an essential service by the German government. Despite significant measures in place to ensure social distancing and self-isolation in Germany, the facility has not experienced an impact on its operational levels. Our administrative staff remain on work at home programs.

Supply chain in Germany

Our supply chain team continues to work closely with our supply chain partners on a day-to-day basis to prevent and minimize any sort of disruption. As of the date of this MD&A, there do not appear to be any indications of challenges or delays in our supply chain. However, as an import business, CC Pharma remains highly dependent on open international, and more specifically EU member states borders. Any changes to EU member states border or export policies will have a material impact on CC Pharma's ability to purchase products and replenish supply, which will in turn, given our low level of inventory in comparison to monthly revenues, have a material impact on our revenues.

German distribution system

CC Pharma’s sells directly to almost 13,000 pharmacies, which are considered essential services by the German government. While impacted by social distancing requirements experienced by all retail locations, ‘pantry loading’ of essential medications appear to be occurring in Germany. CC Pharma’s weekly net revenue levels for March were up between 10% and 15%. It is unclear, as at the date of this MD&A, whether this elevated level of sales will continue and whether sales levels may decrease as a direct result of EU member states imposing measures to prevent or reduce import and export across the European Union.

Liquidity

At the present time, Aphria believes it has sufficient levels of cash to respond to the current pandemic through its currently announced expected duration. As at February 29, 2020, Aphria maintained cash balances of over $515,000. Aphria has access to very minor line of credit facilities of just under $4,000 and $78,894 of accounts receivable balances, all offset by required payments in the next 12 months of $178,054. To further improve liquidity during the pandemic, we ceased commencing any new CAPEX projects in mid-March and have reduced our OPEX forecasts by over $4,000 in the fourth quarter.

While there are certain principal payments due in the next 12 months, our earliest debt maturity, with a balance of less than $900, is over a year from now in June 2021.

Loan covenants (based on current market conditions only)

Aphria maintains a debt service charge covenant on certain loans secured by its Aphria One facilities that is measured at year-end only. The Company currently anticipates meeting the debt service charge covenant at year-end. Aphria maintains a corporate guarantee and a minimum liquidity covenant on certain loans secured by Aphria Diamond that are measured quarterly. The Company does not anticipate approaching the minimum liquidity covenant at any time during the next 12 months. Aphria Diamond’s loan with its lender is not subject to any income related covenants until after May 31, 2020. Thereafter it is subject to a debt service charge covenant, based solely on Aphria Diamond results. The Company currently anticipates meeting the debt service charge covenant on all testing dates during the next 12 months. CC Pharma maintains certain covenants on its loans, secured by the Densborn facilities and inventory. The Company currently anticipates meeting those covenants on all testing dates during the next 12 months.

Management’s Discussion & Analysis |19

Protection of our employees

We have taken important steps to protect our employees during this period, including:

•	Staggering of work schedules, banning of all non-essential contractors and closing our facility to guests, all to reduce flow of traffic into and out of our facilities;
•	Staggered employee breaks, redesigned work cells and processes to minimize employee interaction and ensure appropriate social distancing;
•	Significantly enhanced all sanitation of work areas, both in terms of breadth and depth of cleanings; and
•	Implemented mandatory 14-day quarantines for all workers returning from vacations or out of country visits.

In addition, during this period, we have taken the following actions to reinforce our commitment to our front-line hourly employees:

•	Ramped up hiring at Aphria One and Broken Coast to ensure employees properly supported and to offset staggered work schedules and temporary workplace absences.
•	Accelerated a planned wage increase at our Aphria One facility from June 1st to April 1st, generating a 3% to 5% increase in pay for all manufacturing employees; and,
•	Implemented a Company paid lunch program for all employees at our Canadian facilities, during this period.

Giving back to our communities

We are providing multiple programs to seniors and front-line healthcare workers in the local Leamington community to support them during this period, including having:

•	Made a major donation to Erie Shores Community Hospital to allow them to acquire additional equipment and resources for their staff;
•	Made a donation of excess personal protective equipment to Erie Shores Community Hospital;
•	Implemented the Aphria Supports program, where employee volunteers operate a dedicated local phone number for seniors and front-line healthcare workers to purchase and deliver groceries and other necessities during this difficult time; and,
•	Implemented a 10% discount on medical products to compensate for the current economic climate.

Fiscal 2020 Guidance

For all of the factors previously listed surrounding the growing uncertainty and the near-term financial impact of the pandemic, the Company is suspending its previously announced guidance for revenue, of $575,000 to $625,000, and adjusted EBITDA, of $35,000 to $42,000, for fiscal 2020. The pandemic and its impact on the economy is constantly evolving and presents too many variables and contingencies to accurately forecast our fourth quarter results. For instance any one of the following could have material impacts on our anticipated fourth quarter revenue levels: (i) the United Kingdom government, or any EU government of a country that materially supplies CC Pharma, closes its border to exports; (ii) either the Alberta or Ontario government implements a more restrictive 'shelter in place program' or materially adjusts its anticipated sales orders; (iii) current ‘pantry loading’ sales levels in Quebec reverse to pre-pandemic sales levels; (iv) the Alberta, Ontario or Quebec government eliminate or scale-back delivery methods for retail sales as part of a stronger ‘shelter in place program’; (v) our Leamington or Densborn facilities face greater than current levels of employee absences reasons related to COVID-19; and/or (vi) our supply chain partners materially increase their prices or experience unanticipated material disruptions to their business or chose to implement policy changes affecting Aphria in light of 'shelter in place programs'. Without clarity on our expected revenue levels, it is improbable to accurately forecast EBITDA levels on these revised revenue levels. The Company intends to re-instate its annual guidance once the pandemic stabilizes, which may not be until a point in the Company’s Fiscal 2021 year.

Management’s Discussion & Analysis |20

Bridging Gaps in Cannabis Supply

The receipt of Aphria Diamond’s cultivation licence occurred later than anticipated by management. This delay led to a reduction in the amount of available finished product and necessary variety of product to meet current market demands for our brands. To better meet current market demands for our branded products, the Company supplemented its own supply by purchasing wholesale flower for re-sale during the prior and current quarter.

During the prior and current quarter, the Company purchased a total of $29,757 (8,910.2 kgs) of dried flower cannabis on the wholesale market, of which $15,115 (4,442.2 kgs) was sold during the current quarter and $735 (200.9 kgs) in the prior quarter. The purchased cannabis expensed in the quarter, on average, cost the Company $3.40 a gram. Based on the Company’s average gross selling price to control boards less excise taxes, the Company realized net revenue of approximately $4.55 a gram, translating to $20,214 in net revenue during the quarter with a gross margin of over $5,000. If, instead of purchasing the dried cannabis, the Company had been able to supply the product from its own cultivation, based on its current quarter “all-in” costs of sales of dried cannabis per gram of $1.69, the Company would have recorded an additional approximately $7,600 of gross margin and adjusted EBITDA in the quarter7.

At the end of the current quarter, the Company maintained $13,907 (4,267.1 kgs) of purchased cannabis in inventory. The Company anticipates selling all its remaining purchased cannabis in the next quarter.

Annualized Harvests Following Aphria Diamond Ramp Up

In the current quarter, the Company harvested 31,086.1 kgs of dried cannabis and trim. This translates to an annualized rate of approximately 125,000 kgs. However, harvests did not begin until late in the quarter from Aphria Diamond. Excluding the first few weeks of Aphria Diamond harvests and annualizing the rest of the harvests, Aphria Diamond harvested at an annualized rate of approximately 105,000 kgs. During the quarter, Aphria One harvested at an annualized rate of approximately 70,000 kgs. Combining the two, Aphria would have harvested at an annualized rate of 175,000 kgs at the end of the quarter. Readers are cautioned that this calculation is based on assumptions and small sample sizes and may not reflect actual harvests over a 52 week period.

7 If the Company had cultivated the cannabis purchased, the actual “all-in” costs of sales of dried cannabis per gram may have been different.

Management’s Discussion & Analysis |21

■ Comparison to competitors7

Aphria continues to be a leader in measurable financial performance in the highly competitive legal cannabis market, exceeding most of its competitors on a variety of metrics. The Company’s record of consecutive quarters of positive adjusted EBITDA, focus on profitability, operational efficiency and cannabis revenue is at or near the top of its peer group. Further, the Company continues to maintain a strong cash position, reflecting its strong performance and enhancing its ability to hold out through the uncertain times ahead.

7 The information provided in this section including the charts outlines certain financial information based on the most recently disclosed quarterly results of selected publicly traded licensed producers (the “Peers”). Each Peer is a licensed producer with market capitalization, as at April 3, 2018, in excess of $100,000. The Peers are considered to be an appropriate basis for comparison with Aphria as they operate in the same industries and/or share certain similar operating or financial characteristics. The information relating to the Peers has been obtained or derived from public sources. Aphria has relied upon and has not attempted to independently verify the completeness, accuracy and fair presentation of such information. The information relating to the Peers involves known and unknown risks, uncertainties and other factors which are subject to change, including risks applicable to the business and operations of the Peers, as well as other risks, uncertainties and factors relating to, among other things, variations in operations, size, reporting quarter, market and accounting principles and practices as well as exposure to risks related to broad economic and capital market performance and sentiment, which can significantly vary among Aphria and the Peers. Adjusted EBITDA is a non-IFRS financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Aphria assumes no obligation to provide or update the above information or analysis in future periods.

Management’s Discussion & Analysis |22

■ Fair Value Measurements

Impact of fair value metrics on biological assets and inventory

In accordance with IFRS, the Company is required to record its biological assets at fair value. During the main growth phase, the cost of each plant is accumulated on a weekly basis. This occurs from the date of clipping from a mother plant up to the end of the tenth week of growth for Aphria One and ninth week of growth for Broken Coast. For the remainder of the growing period, the cost of each plant continues to be accumulated on a weekly basis but also includes an allocation of the fair value of the plant. At the time of harvest, the Company increases the carrying value of the harvested product to its full fair value less costs to sell.

As at February 29, 2020, the Company’s harvested cannabis and cannabis oil, as detailed in Note 5, and biological assets, as detailed in Note 6 of its financial statements, are as follows:

	February 29, 2020	November 30, 2019
Harvested cannabis - at cost	$ 30,265	$ 16,918
Harvested cannabis - fair value increment	39,504	20,331
Harvested cannabis trim - at cost	9,391	4,069
Harvested cannabis trim - fair value increment	6,524	5,023
Purchased cannabis - at cost	13,907	5,349
Cannabis oil - at cost	29,056	21,615
Cannabis oil - fair value increment	25,049	21,638
Purchased cannabis oil - at cost	7,493	--
Softgel capsules - at cost	222	298
Softgel capsules - fair value increment	188	296
Cannabis vape oils - at cost	756	--
Cannabis vape oils - fair value increment	624	--
Biological assets - at cost	25,165	24,960
Biological assets - fair value increment	8,693	9,410
Cannabis products - at fair value	$ 196,837	$ 129,907

The Company has modified the size and length of time we grow the plants located in the Company’s Part IV expansion to optimize the use of the automation. As a result of the reduced growing period for these plants, the Company modified its standard costs and fair value accounting of biological assets accordingly.

Management’s Discussion & Analysis |23

Aphria One and Aphria Diamond’s biological assets are carried at cost plus fair value increments of $0.49, $0.97, $1.46 and $1.95 per gram for weeks 11, 12, 13 and 14, respectively. Broken Coast’s biological assets are carried at cost plus fair value increments of $0.73, $1.46, $2.19 and $2.92 per gram for weeks 10, 11, 12 and 13 respectively. Harvested cannabis and harvested cannabis trim are carried at fair values of $3.50 per gram and $2.00 per gram, respectively (November 30, 2019 - $3.50 and $2.75) for greenhouse produced cannabis. Harvested cannabis and harvested cannabis trim are carried at fair values of $4.00 per gram, $3.25 per gram, respectively (November 30, 2019 - $4.00 and $3.25) for indoor produced cannabis. Cannabis oil, softgel capsules, and cannabis vape oils include the relative fair value based on the amount of harvested cannabis or harvested cannabis trim used in the production of each product.

The individual components of fair values are as follows:

	February 29, 2020	November 30, 2019
Harvested cannabis - at cost - per gram	$ 1.54	$ 1.68
Harvested cannabis - fair value increment - per gram	$ 2.01	$ 2.02
Harvested cannabis trim - at cost - per gram	$ 1.24	$ 1.27
Harvested cannabis trim - fair value increment - per gram	$ 0.86	$ 1.57
Purchased cannabis - at cost - per gram	$ 3.26	$ 3.50
Cannabis oil - at cost - per mL	$ 0.29	$ 0.30
Cannabis oil - fair value increment - per mL	$ 0.25	$ 0.31
Purchased cannabis oil - at cost - per mL	$ 0.37	$ --
Softgel capsules - at cost - per mL	$ 0.29	$ 0.30
Softgel capsules - fair value increment - per mL	$ 0.24	$ 0.30
Cannabis vape oils - at cost - per mL	$ 0.29	$ --
Cannabis vape oils - fair value increment - per mL	$ 0.24	$ --

■ Cost per Gram

Calculation of “all-in” costs of sales of dried cannabis per gram

The Company calculates “all-in” cost of sales of dried cannabis per gram as follows:

"All-in" cost of sales of dried cannabis per gram	Three months ended
	February 29, 2020	November 30, 2019

Production costs	$ 16,707	$ 13,894
Less:
Cannabis oil conversion costs	$ (570)	$ (303)
Adjusted "All-in" cost of sales of dried cannabis	$ 16,137	$ 13,591

Gram equivalents sold during the quarter[9]	9,571,886	6,861,438

"All-in" cost of sales of dried cannabis per gram	$ 1.69	$ 1.98

The decrease in the "all-in" cost of sales of dried cannabis per gram and cash cost to produce dried cannabis per gram was largely driven by the start of production from the Company's Aphria Diamond expansion in the first quarter. The Company expects that the cost should remain consistent with potential of a temporary increase resulting from continued planned increase in production costs to accommodate the new growing capacity, as well as uncertainty in the future yields from this additional growing space as the company works to optimize the growing conditions in the newly approved greenhouses.

9 Gram equivalents sold during quarter excludes 4,442,214 and 200,924 grams of product purchased and resold for the three months ended February 29, 2020 and November 30, 2019 respectively.

Management’s Discussion & Analysis |24

Calculation of cash costs to produce dried cannabis per gram

The Company calculates cash costs to produce dried cannabis per gram as follows:

Cash costs to produce dried cannabis per gram	Three months ended
	February 29, 2020	November 30, 2019

Adjusted "All-in" cost of sales of dried cannabis	$ 16,137	$ 13,591
Less:
Amortization	$ (3,439)	$ (2,254)
Packaging costs	$ (1,809)	$ (2,267)
Distribution costs	$ (2,034)	$ (1,433)
Cash costs to produce dried cannabis	$ 8,855	$ 7,637

Gram equivalents sold during the quarter[9]	9,571,886	6,861,438

Cash costs to produce per gram	$ 0.93	$ 1.11

■ Results of Operations

Net revenue

During the three months ended February 29, 2020 the Company recognized revenues of $144,424 versus $73,582 in the same period of the prior year and $120,600 in the second quarter of fiscal 2020, representing an increase of 96.3% from the prior year and 19.8% from the prior quarter. Included in net revenue for the three months ended February 29, 2020 is $64,424 of revenue from cannabis products, $(8,858) of excise taxes, $88,308 of distribution revenue and $550 of insurance recovery. The insurance recovery represents an expected payment on the business interruption insurance policy related to Broken Coast’s fire in August 2019.

Net revenue for the nine months ended February 29, 2020 was $391,136 versus $108,542 in the same period of the prior year, representing a 260.4% increase.

Distribution revenue

Included in distribution revenue is $86,764 and $265,014 of revenue from CC Pharma, and $1,544 and $5,063 of revenue from other distribution companies for the three and nine months ended February 29, 2020.

Revenue from cannabis products

Revenue from cannabis products	Three months ended
	February 29, 2020	November 30, 2019

Revenue from medical cannabis products	$ 8,663	$ 10,100
Revenue from adult-use cannabis products	44,724	29,042
Wholesale cannabis revenue	11,037	630
Revenue from cannabis products	$ 64,424	$ 39,772

9 Gram equivalents sold during quarter excludes 4,442,214 and 200,924 grams of product purchased and resold for the three months ended February 29, 2020 and November 30, 2019 respectively.

Management’s Discussion & Analysis |25

During the quarter the Company sold 10,672.8 kgs of dried cannabis, 2,360.1 kg equivalents of cannabis oil products and 981.1 kgs of cannabis vape oils compared to 3,947.9 kgs of dried cannabis, 3,114.5 kg equivalents of cannabis oil products and nil kgs of cannabis vape oils in the prior quarter.

Revenue from cannabis products	Three months ended
	February 29, 2020	November 30, 2019

Revenue from dried flower	$ 48,766	$ 26,692
Revenue from oil	9,504	13,080
Revenue from cannabis vapes	6,154	--
Revenue from cannabis products	$ 64,424	$ 39,772

Gross revenue from medical cannabis products

Revenue from medical cannabis products for the three months ended February 29, 2020 was $8,663 versus $10,649 in the same period of the prior year and $10,100 in the second quarter of fiscal 2020, representing a decrease of 18.6% from the same period for the prior year and a 14.2% decrease from the prior quarter.

Revenue from medical cannabis products for the nine months ended February 29, 2020 was $29,005 versus $32,807 in the same period of the prior year, representing a decrease of 11.6% from the prior year.

The decrease in revenue from medical cannabis sold during the quarter from the prior quarter was related to:

•	Decrease in the average retail selling price (excluding wholesale) before excise taxes to medical patients during the quarter from $8.16 to $6.41, representing slightly over 40% of the decrease in gross medical revenue from the prior quarter. The decrease was a result of implementing a compassionate pricing policy for patients with gross income less than $30 during the quarter.

This factor was partially offset by:

•	Decrease in the medical cannabis sales by 114.7 kg equivalents to 1,352.0 kg equivalents sold in the current quarter, a decrease of 8% from the prior quarter, representing slightly under 60% of the overall decrease in gross medical revenue from the prior quarter.

Gross revenue from adult-use cannabis products

Revenue from adult-use cannabis products for the three months ended February 29, 2020 was $44,724 versus $7,185 in the same period of the prior year and $29,042 in the second quarter of fiscal 2020, representing an increase of 54.0% from the prior quarter.

Revenue from adult-use cannabis products for the nine months ended February 29, 2020 was $93,727 versus $18,442 in the same period of the prior year, representing an increase of 408.2%.

The increase in revenue from adult-use cannabis products during the quarter from the prior quarter was related to:

•	Increase in the adult-use cannabis sales by 2,604.1 kg equivalents to 8,170.7 kg equivalents sold in the current quarter, a 46.8% increase from the prior quarter; and

•	Increase in the average selling price before excise taxes to the adult-use market from $5.22 to $5.47, a 4.8% increase from the prior quarter.

Management’s Discussion & Analysis |26

Wholesale cannabis revenue

Revenue from wholesale cannabis products for the three months ended February 29, 2020 was $11,037 versus $28 in the same period of the prior year and $630 in the second quarter of fiscal 2020.

During the prior quarter, the Company identified an excess amount of extraction grade harvested cannabis and trim, specifically lower potency THC dominant cannabis, and a shortage of CBD distillate. On February 20, 2020, the Company entered into a wholesale transaction and sold 4,251.0 kgs of extraction grade harvested cannabis and trim for $10,016. In a separate transaction, on the same date, the Company purchased $7,493 (20,442.2 litres or 3,555.2 kgs equivalent) of purchased CBD cannabis oils from the same counterparty. On February 28, 2020, title and control of the extraction grade harvested cannabis and trim was transferred and accepted by the customer, while staying in the physical possession of the Company, since the customer engaged the Company to store THC dominant cannabis and trim until May 31, 2020.

Gross profit and gross margin

The gross profit for the three months ended February 29, 2020 was $59,575, compared to $17,295 in the same quarter in the prior year and $39,589 in the previous quarter, an increase of 50.5% from the prior quarter.

	Three months ended
	February 29, 2020	November 30, 2019

Revenue from cannabis products	$ 64,424	$ 39,772
Distribution revenue	88,308	86,442
Insurance recovery	550	450
Excise taxes	(8,858)	(6,064)

Net revenue	144,424	120,600

Production costs	16,707	13,894
Cost of cannabis purchased	15,115	735
Cost of goods purchased	76,911	75,483

Gross profit before fair value adjustments	35,691	30,488

Fair value adjustment on sale of inventory	16,383	12,391
Fair value adjustment on growth of biological assets	(40,267)	(21,492)
	(23,884)	(9,101)

Gross profit	$ 59,575	$ 39,589
Gross margin	41.3%	32.8%

Cost of sales currently consist of five main categories: (i) production costs, (ii) cost of cannabis purchased, (iii) cost of goods purchased, (iv) fair value adjustment on sale of inventory and (v) fair value adjustment on growth of biological assets:

(i) Production costs include all direct and indirect costs of production, related to cannabis sold. This includes costs relating to growing, cultivation and harvesting, quality assurance and quality control, cannabis oil processing, as well as packaging, labelling and amortization of production equipment and greenhouse infrastructure utilized in the production of cannabis.

(ii) Cost of cannabis purchased consists of Canadian cannabis purchased from other licensed producers for packaging and branding under one of the Company’s brands and sold directly to consumers or through retail outlets.

(iii) Cost of goods purchased consists of items purchased for resale through the Company’s distribution businesses which are run through its subsidiaries ABP and CC Pharma.

Management’s Discussion & Analysis |27

(iv) Fair value adjustment on sale of inventory is part of the Company’s cost of sales due to IFRS standards relating to agriculture and biological assets (i.e. living plants or animals). This line item represents the effect of the non-cash fair value adjustment of inventory sold in the period.

(v) Fair value adjustment on growth of biological assets is part of the Company’s cost of sales due to IFRS standards relating to agriculture and biological assets (i.e. living plants or animals). This line item represents the effect of the non-cash fair value adjustment of biological assets (cannabis) produced in the period. In an effort to increase transparency, inventory of harvested cannabis (Note 5 – Consolidated financial statements for the three months ended February 29, 2020) consists of harvested cannabis and harvested cannabis trim to be $3.50 and $2.00 per gram respectively, for greenhouse produced cannabis and $4.00 and $3.25 per gram respectively, for indoor produced cannabis.

Management believes that the different components of net revenue and cost of sales included in the gross profit and gross margin can be confusing. Accordingly, management believes the use of cannabis gross profit, cannabis gross margin, distribution gross profit and distribution gross margin provides a better representation of performance of the Company’s different types of operations because it excludes non-cash fair value adjustments required by IFRS.

Cannabis gross profit, cannabis gross margin, distribution gross profit and distribution gross margin are non-IFRS financial measures that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

The following is the Company’s cannabis gross profit and cannabis gross margin as compared to IFRS for the three months ended February 29, 2020:

	Three months ended February 29, 2020 (IFRS)	Adjustments	Three months ended February 29, 2020 (Adjusted)

Revenue from cannabis products	$ 64,424	$ --	$ 64,424
Distribution revenue	88,308	(88,308)	--
Insurance recovery	550	(550)	--
Excise taxes	(8,858)	--	(8,858)

Net revenue	144,424	(88,858)	55,566

Production costs	16,707	--	16,707
Cost of cannabis purchased	15,115	--	15,115
Cost of goods purchased	76,911	(76,911)	--
Fair value adjustment on sale of inventory	16,383	(16,383)	--
Fair value adjustment on biological assets	(40,267)	40,267	--
	84,849	(53,027)	31,822
Cannabis gross profit	$ 59,575	$ (35,831)	$ 23,744
Cannabis gross margin	41.3%		42.7%

The Company’s adjusted cannabis gross profit increased by $4,665 and adjusted cannabis gross margin decreased by 13.9% from the prior quarter. This is mainly driven by the previously mentioned purchased cannabis included in cost of sales. As previously mentioned, had the Company had its own supply available, produced at the current quarter’s “all-in” cost of sales of dried cannabis per gram, the Company would have recorded an additional approximately $7,600 of cannabis gross margin and adjusted EBITDA in the quarter11. The Company was not able to utilize its own supply, as a result of delays in the receipt of the cultivation licence for Aphria Diamond.

11 If the Company had cultivated the cannabis purchased, the actual “all-in” costs of sales of dried cannabis per gram may have been different.

Management’s Discussion & Analysis |28

Three months ended February 29, 2020

Revenue from purchased cannabis [11]	$ 24,254
Excise taxes [12]	(4,040)

Net revenue	20,214

Cost of cannabis purchased	15,115
15,115

Purchased cannabis gross profit	$ 5,099
Purchased cannabis gross margin	25.2%

The remaining decrease from the prior quarter is a result of increased wholesale sales to other licensed producers at lower selling prices compared to wholesale prices available from the provincial control boards.

The following is the Company’s distribution gross profit and distribution gross margin as compared to IFRS for the three months ended February 29, 2020:

	Three months ended February 29, 2020 (IFRS)	Adjustments	Three months ended February 29, 2020 (Adjusted)

Revenue from cannabis products	$ 64,424	$ (64,424)	$ --
Distribution revenue	88,308	--	88,308
Insurance recovery	550	(550)	--
Excise taxes	(8,858)	8,858	--

Net revenue	144,424	(56,116)	88,308

Production costs	16,707	(16,707)	--
Cost of cannabis purchased	15,115	(15,115)	--
Cost of goods purchased	76,911	--	76,911
Fair value adjustment on sale of inventory	16,383	(16,383)	--
Fair value adjustment on biological assets	(40,267)	40,267	--
	84,849	(7,938)	76,911

Distribution gross profit	$ 59,575	$ (48,178)	$ 11,397
Distribution gross margin	41.3%		12.9%

The Company’s adjusted distribution gross profit and adjusted distribution gross margin increased by $438 and 0.2% respectively from the prior quarter.

The gross profit for the nine months ended February 29, 2020 was $144,585, compared to $37,042 in the same period of the prior year.

11 Revenue from purchased cannabis has been calculated by taking the average selling price for adult-use cannabis for the quarter multiplied by the grams of purchased cannabis sold in the quarter.

12 Excise taxes has been calculated based on the average excise taxes paid per gram sold of medical and adult-use cannabis for the quarter multiplied by grams sold of purchased cannabis.

Management’s Discussion & Analysis |29

The following is the Company’s cannabis gross profit and cannabis gross margin as compared to IFRS for the nine months ended February 29, 2020:

	Nine months ended February 29, 2020 (IFRS)	Adjustments	Nine months ended February 29, 2020 (Adjusted)

Revenue from cannabis products	$ 139,275	$ --	$ 139,275
Distribution revenue	270,077	(270,077)	--
Insurance recovery	1,000	--	(1,000)
Excise taxes	(19,216)	--	(19,216)

Net revenue	391,136	(270,077)	121,059

Production costs	46,055	--	46,055
Cost of cannabis purchased	15,850	--	15,850
Cost of goods purchased	235,498	(235,498)	--
Fair value adjustment on sale of inventory	36,060	(36,060)	--
Fair value adjustment on biological assets	(86,912)	86,912	--
	246,551	(184,646)	61,905

Cannabis gross profit	$ 144,585	$ (85,431)	$ 59,154
Cannabis gross margin	37.0%		48.9%

The following is the Company’s distribution gross profit and distribution gross margin as compared to IFRS for the nine months ended February 29, 2020:

	Nine months ended February 29, 2020 (IFRS)	Adjustments	Nine months ended February 29, 2020 (Adjusted)

Revenue from cannabis products	$ 139,275	$ (139,275)	$ --
Distribution revenue	270,077	--	270,077
Insurance recovery	1,000	(1,000)	--
Excise taxes	(19,216)	19,216	--

Net revenue	391,136	(121,059)	270,077

Production costs	46,055	(46,055)	--
Cost of cannabis purchased	15,850	(15,850)	--
Cost of goods purchased	235,498	--	235,498
Fair value adjustment on sale of inventory	36,060	(36,060)	--
Fair value adjustment on biological assets	(86,912)	86,912	--
	246,551	(11,053)	235,498

Distribution gross profit	$ 144,585	$ (110,006)	$ 34,579
Distribution gross margin	37.0%		12.8%

Management’s Discussion & Analysis |30

Selling, general and administrative costs

	For the three months ended February 29,		For the nine months ended February 29,
	2020	2019	2020	2019
General and administrative	$ 27,920	$ 22,434	$ 72,301	$ 43,561
Share-based compensation	5,126	14,300	17,645	22,996
Marketing and promotion	4,185	6,241	16,611	18,918
Selling	5,089	707	12,731	1,107
Amortization	5,352	3,665	16,256	9,556
Research and development	710	223	1,992	1,097
Impairment	--	58,039	--	58,039
Transaction costs	2,478	942	3,904	2,930
	$ 50,860	$ 106,551	$ 141,440	$ 158,204

Selling, general and administrative expenses are comprised of general and administrative, share-based compensation, selling, marketing and promotion, amortization, research and development, impairment, and transaction costs. These costs decreased by $55,691 to $50,860 from $106,551 in the same quarter in the prior year. This was primarily due to $58,039 of impairment recognized in the prior year where none was recognized in the current period.

In the current quarter, the Company reclassified marketing salaries and wages from selling marketing and promotion to general and administrative costs to be consistent in its recording of all corporate overhead.

General and administrative costs

	For the three months ended February 29,		For the nine months ended February 29,
	2020	2019	2020	2019
Executive compensation	$ 2,355	$ 1,984	$ 6,602	$ 3,665
Consulting fees	1,251	1,459	9,156	3,817
Office and general	5,186	5,294	11,787	11,485
Professional fees	761	3,657	4,694	5,704
Salaries and wages	13,324	7,141	26,935	13,252
Insurance	3,406	1,944	8,601	3,220
Travel and accomondation	1,332	598	3,701	1,758
Rent	305	357	825	660
	$ 27,920	$ 22,434	$ 72,301	$ 43,561

The increase in general and administrative costs from the prior year was largely related to:

•	An increase in headcounts at all levels of the organization as the Company transitions to an annual cultivation capacity of up to 255,000 kgs; and
•	Inclusion of a full quarter of expenses from our CC Pharma acquisition, which in the prior year only had 8 weeks of expenses included because the transaction closed in early January 2019.

Management’s Discussion & Analysis |31

Share-based compensation

The Company recognized share-based compensation expense of $5,126 for the three months ended February 29, 2020 compared to $14,300 for the same period in the prior year. Share-based compensation is valued using the Black-Scholes valuation model and represents a non-cash expense. The decrease in share-based compensation is a result of a decrease in the number of options issued in the period and a decrease in the number of options and restricted share units (“RSUs”) vesting in the period. The Company issued 45,360 deferred share units (“DSUs”), 1,256,896 RSUs and nil stock options in the current quarter compared to 3,516 DSUs, 96,000 RSUs and 1,525,000 stock options in the same period of the prior year. In addition, as the Company’s share-based compensation has evolved from stock options only to a hybrid of stock options and share units, to now largely share units, the Company’s share-based compensation is more closely tied to stock performance in the quarter. If the stock decreases, share-based compensation, net of the impact of new and vested awards, should also decrease. As the stock price increases, share-based compensation, net of the impact of new and vested awards, should also increase.

For the nine months ended February 29, 2020, the Company incurred share-based compensation of $17,645 as opposed to $22,996 for the prior year. The decrease in share-based compensation is a result of a decrease in the number of options and RSUs vesting in the period. The Company issued 126,574 DSUs, 2,267,271 RSUs and 1,894,128 stock options in the current period compared to 22,441 DSUs, 96,000 RSUs and 2,925,000 stock options in the same period of the prior year. Of the stock options granted in the period, 450,000 vested.

Marketing and promotion costs

In an effort to increase transparency, this quarter, the Company is disclosing selling costs separate from marketing and promotion costs. Selling costs are more variable to sales levels, while marketing and promotion costs are more fixed (or step variable) in nature. The selling costs disclosed are specific to Canadian cannabis operations.

For the three months ended February 29, 2020, the Company incurred marketing and promotion costs of $4,185, versus $6,241 in the same quarter last year. The current period costs are comprised of $3,397 of cannabis related marketing and promotion or 6.1% of net revenue from cannabis products and $788 of distribution marketing and promotion or 0.9% of distribution revenue. These costs relate to general marketing, research and education expense, call center operations and shipping costs.

For the nine months ended February 29, 2020, the Company incurred marketing and promotion costs of $16,611 or 4.2% of net revenue, as opposed to $ 18,918 or 17.4% of net revenue, in the comparable prior period.

Selling costs

For the three months ended February 29, 2020, the Company incurred selling costs of $5,089, versus $707 in the same quarter last year. The current period costs are cannabis related marketing and promotion and are 9.1% of net revenue from cannabis products. These costs relate to adult-use sales teams commission, and patient acquisition and maintenance costs. Patient acquisition and ongoing patient maintenance costs include funding to individual clinics to perform medical studies as well as support to assist with operating costs incurred by clinics resulting from the education of patients using the Company’s products.

For the nine months ended February 29, 2020, the Company incurred selling costs of $12,731 or 3.3% of net revenue, as opposed to $1,107 or 1.0% of net revenue, in the comparable prior period. The increase in costs in the nine-month period is consistent with the increase in the three-month period.

Amortization

The Company incurred non-production related amortization charges of $5,352 for the three months ended February 29, 2020 compared to $3,665 for the same period in the prior year. The increase in amortization charges are a result of the finite-life intangibles acquired as part of the Company’s acquisitions, as well as the assets that have been transferred into use from the capital expenditures incurred in the current and prior fiscal year.

The Company incurred amortization charges of $16,256 for the nine months ended February 29, 2020 compared to $9,556 for the same period in the previous year. The increase for the nine-month period is consistent with the increase for the three-month period.

Management’s Discussion & Analysis |32

Research and development

Research and development costs of $710, or 1.3% of revenue from cannabis products were expensed during the three months ended February 29, 2020 compared to $223 in same period last year. These relate to costs associated with the development of new cannabis products. Although the Company spends a significant amount on research and development, the majority of these costs remain in production costs, as the Company does not reclassify research and development costs related to the cost of cannabis consumed in research and development activities.

For the nine months ended February 29, 2020 the Company incurred research and development costs of $1,992 as opposed to $1,097 in the same period in the previous year.

Transaction costs

Transaction costs of $2,478 were expensed during the three months ended February 29, 2020 compared to $942 in same period last year. These relate to costs associated with the various one-time litigation costs, restructuring costs and potential acquisitions the Company has considered and abandoned, or is still considering.

For the nine months ended February 29, 2020, the Company incurred transaction costs of $3,904 as opposed to $2,930 in the same period in the previous year.

Non-operating income (loss)

	For the three months ended February 29,		For the nine months ended February 29,
	2020	2019	2020	2019
Foreign exchange gain (loss)	$ 4,736	$ 105	$ (3,660)	$ (148)
Gain (loss) on marketable securities	--	(41)	(338)	(151)
Gain (loss) from equity investees	--	(8)	--	58,731
Deferred gain on sale of intellectual property	--	--	--	340
Loss on promissory notes receivable	(12,000)	--	(12,000)	--
Unrealized gain (loss) on convertible notes	(630)	(3,949)	(7,569)	(1,087)
Gain (loss) on long-term investments	(5,403)	(29,968)	(28,144)	23,235
Unrealized gain on convertible debentures	23,145	--	86,430	--
Unrealized loss on financial liabilities	--	(134)	--	(1,109)
	$ 9,848	$ (33,995)	$ 34,719	$ 79,811

For the three and nine months ended February 29, 2020, the Company recognized a loss of $5,403 and $28,144 from the change in fair value of long-term investments. Furthermore, the Company recognized a loss of $12,630 and $19,569 resulting from the change in fair value of the convertible notes receivable and promissory notes receivable. These losses were offset by an unrealized gain on convertible debentures of $23,145 and $86,430. These changes in fair value result from a decline in the trading prices of participants in the cannabis market.

Net income (loss)

The Company recorded net income for the three months ended February 29, 2020 of $5,697 or $0.02 per share as opposed to net loss of $(108,209) or $(0.43) per share in the same period of the prior year. The increase in net income (loss) is a result of increased operating income driven by the sales growth and operational efficiencies as well as the non-cash impairment recognized in the prior year.

The Company recorded net income for the nine months ended February 29, 2020 of $14,209 of $0.06 per share as opposed to net loss of $(32,259) or $(0.13) per share in the same period of the prior year. The increase for the nine-month period is consistent with the increase for the three-month period.

Management’s Discussion & Analysis |33

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates adjusted EBITDA as net income (loss), plus (minus) income taxes (recovery), plus (minus) non-operating (income) loss, net, plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, and certain one-time non-operating expenses, as determined by management, all as follows:

	For the three months ended February 29,		For the nine months ended February 29,
	2020	2019	2020	2019
Net income (loss)	$ 5,697	$ (108,209)	$ 14,209	$ (32,259)
Income taxes (recovery)	5,514	(11,463)	6,040	401
Finance (income) expense, net	7,352	(3,579)	17,615	(9,493)
Non-operating (income) loss	(9,848)	33,995	(34,719)	(79,811)
Amortization	13,301	5,469	34,832	14,329
Share-based compensation	5,126	14,300	17,645	22,996
Fair value adjustment on sale of inventory	16,383	5,542	36,060	18,075
Fair value adjustment on growth of biological assets	(40,267)	(9,471)	(86,912)	(23,136)
Impairment	--	58,039	--	58,039
Transaction costs	2,478	942	3,904	2,930
Adjusted EBITDA from businesses under development	2,859	3,327	10,640	6,463
Adjusted EBITDA from distribution operations	(2,564)	130	(8,568)	130
Adjusted EBITDA from cannabis operations	$ 6,031	$ (10,978)	$ 10,746	$ (21,336)

	For the three months ended February 29,		For the nine months ended February 29,
	2020	2019	2020	2019
Adjusted EBITDA from cannabis operations	$ 6,031	$ (10,978)	$ 10,746	$ (21,336)
Adjusted EBITDA from businesses under development	(2,859)	(3,327)	(10,640)	(6,463)
Adjusted EBITDA from distribution operations	2,564	(130)	8,568	(130)
Adjusted EBITDA	$ 5,736	$ (14,435)	$ 8,674	$ (27,929)

The Company’s adjusted EBITDA increased by $3,833 from $1,903 in the prior quarter to $5,736.

Management’s Discussion & Analysis |34

■ Liquidity and Capital Resources

The Company’s cash flow for the three months ended February 29, 2020:

	Q3 - 2020	Q2 - 2020
Cash used in operating activities:
Net income for the period	$ 5,697	$ (7,929)
Adjustments for:
Future income taxes	4,215	(3,526)
Fair value adjustment on sale of inventory	16,383	12,391
Fair value adjustment on growth of biological assets	(40,267)	(21,492)
Loss on marketable securities	--	253
Unrealized foreign exchange gain	(970)	1,014
Amortization	13,301	12,313
Unrealized (gain) loss on convertible notes receivable	630	8,094
Loss on promissory notes receivable	12,000	--
Other non-cash items	(896)	5
Share-based compensation	5,126	7,563
(Gain) loss on long-term investments	5,403	36,449
Unrealized gain on convertible debentures	(23,145)	(49,078)
Change in non-cash working capital	(54,422)	(32,626)
	(56,945)	(36,569)
Cash provided by (used in) financing activities:
Share capital issued, net of cash issuance costs	99,727	--
Share capital issued on warrants and options	439	412
Proceeds from long-term debt	--	79,400
Repayment of long-term debt	(1,445)	(1,533)
Repayment of lease liabilities	(370)	(287)
Increase in bank indebtedness	4,505	2,443
	102,856	80,435
Cash used in investing activities:
Proceeds from disposal of marketable securities	--	14,861
Investment in capital and intangible assets	(38,346)	(26,702)
Proceeds from disposal of capital assets	786	477
Investment in long-term investments and equity investees	(605)	--
Proceeds from disposal of long-term investments and equity investees	9,662	15,987
	(28,503)	4,623
Net increase (decrease) in cash and cash equivalents	17,408	48,489
Cash and cash equivalents, beginning of period	497,694	449,205
Cash and cash equivalents, end of period	$ 515,102	$ 497,694

Cash flow used in operations for the three months ended February 29, 2020 was $56,945, a $20,376 increase from $36,569 used in the prior quarter. Cash flow used in operations for the nine months ended February 29, 2020 was $124,367, a $87,812 increase from $36,555 used in the same period of the prior year. The increase in cash flow used in operations is primarily a result of:

•	Increase investment in working capital primarily driven by investments in the inventory and biological assets as the newly licensed facility, Aphria Diamond, ramps up to full rotation; and
•	Increased costs associated with purchased cannabis that remains in inventory at quarter-end, to meet the customers demands for the Company’s branded products.

Management’s Discussion & Analysis |35

Normalizing operating cash flow to remove the investment in non-cash working capital, while the Company is in the current growth stage shows a decrease in normalized cash flows used in operations of $1,420 from $3,943 used in the prior quarter to $2,523 used in the current quarter.

The Company also invested further in its growing international operations with approximately $26,000 of the total investment in capital and intangible assets being additions in its European facilities.

Cash resources / working capital requirements

The Company constantly monitors and manages its cash flows to assess the liquidity necessary to fund operations. As at February 29, 2020, Aphria maintained $515,102 of cash and cash equivalents on hand, compared to $550,797 in cash and cash equivalents plus $20,199 marketable securities at May 31, 2019. Liquid sources of cash decreased $55,894 in the nine month period. This decrease is a result of the final payment on the acquisition of CC Pharma for $34,722, repayment of long-term debt of $9,730, investment in working capital of $102,941, and investment in capital and intangible assets of $104,397. This is offset by an increase in cash resulting from proceeds of share capital issued of $99,727 and proceeds from long-term debt of $79,400.

Working capital provides funds for the Company to meet its operational and capital requirements. As at February 29, 2020 the Company maintained working capital of $746,572. Management expects that the Company’s existing cash and cash equivalents balance and cash flow from operations will be adequate to meet the Company’s announced expansion of facilities and operational activities in the next year.

Capital and intangible asset expenditures

For the three months ended February 29, 2020, the Company invested $23,839 in capital and intangible assets through wholly-owned subsidiaries, exclusive of business acquisitions, of which $1,640 are considered maintenance CAPEX and the remaining $22,199 growth CAPEX related to new extraction capacity and facility build out in Germany.

For the three months ended February 29, 2020, the Company invested $14,507 in capital and intangible assets through majority-owned subsidiaries, all of which is considered growth CAPEX.

Financial covenants

The Company expects to meet its financial covenants in the next year. The Company believes that it has sufficient operating room with respect to its financial covenants for the next fiscal year and does not anticipate being in breach of any of its financial covenants during this period.

Contractual obligations and off-balance sheet financing

The Company has a lease for office space from December 2018 until November 30, 2028.

Minimum payments payable over the next five years are as follows:

Payments due by period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Outstanding capital related
commitments	$ 49,320	$ 49,320	$ --	$ --	$ --
Leases	7,519	1,455	2,202	1,763	2,099
Long-term debt	137,613	6,318	91,941	8,523	30,831
Total	$ 194,452	$ 57,093	$ 94,143	$ 10,286	$ 32,930

Except as disclosed elsewhere in this MD&A, there have been no material changes with respect to the contractual obligations of the Company during the year-to-date period.

Management’s Discussion & Analysis |36

Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions arising out of the ordinary course and conduct of its business.

As of February 29, 2020, the Company has been served statements of claims in class action lawsuits against the Company and certain of its officers and former officers. These claims relate to alleged misconduct in connection with the Company’s acquisitions of LATAM and Nuuvera Inc., and the Company’s June 2018 securities offering. At the present time, the representative claimants have been identified and selected in both the U.S. and Canada. The U.S. claims include alleged violations of Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and Section 20(a) of the Exchange Act. The Canadian claims include alleged statutory and common law misrepresentation and oppression. The Company intends to vigorously defend itself in each of these actions. With respect to the cases commenced in the United States, the Company is self-insured for the costs associated with any award or damages arising from such actions and has entered into indemnity agreements with each of the directors and officers and, subject to certain exemptions, will cover any costs incurred by them in connection with any of the class action claims. With respect to the cases commenced in Canada, the Company’s insurance policies may not be sufficient to cover any judgments against the Company. As at February 29, 2020, the Company has not recorded any uninsured amount related to this contingency.

On December 9, 2019, the Company was served with a statement of claim commenced by Emblem Cannabis Corporation (“Emblem”) recently acquired by Aleafia Health Inc. in respect of a supply agreement whereby the Company would provide Emblem with certain cannabis product over a period of five years pursuant to the terms of the supply agreement. Emblem has terminated this supply agreement on the basis of, among other things, alleged failure by the Company to provide the requisite cannabis product pursuant to the terms of the supply agreement. The Company intends to vigorously defend itself against such claim. As at February 29, 2020, the Company has not recorded any amount related to this contingency.

Share capital

Aphria has the following securities issued and outstanding, as at April 14, 2020:

	Presently outstanding	Exercisable	Exercisable & in-the-money	Fully diluted
Common stock	267,587,171	--	--	267,587,171
Warrants	7,222,472	7,222,472	200,000	200,000
Stock options	6,258,898	3,986,972	361,357	361,357
Restricted share units	1,772,806	126,925	126,925	126,925
Deferred share units	158,190	30,000	30,000	30,000
Convertible debentures	37,297,540	37,297,540	--	--
Fully diluted				268,305,453

*Based on closing price on April 14, 2020

■ Quarterly results

The following table sets out certain unaudited financial information for each of the eight fiscal quarters up to and including the current quarter, ended February 29, 2020. The information has been derived from the Company’s unaudited consolidated financial statements, which in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements filed in the Company’s 2019 Annual Report and include all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance and this information is not necessarily indicative of results for any future period.

Management’s Discussion & Analysis |37

	May/19	Aug/19	Nov/19	Feb/20
Net revenue	$ 128,568	$ 126,112	$ 120,600	$ 144,424
Net income (loss)	15,760	16,441	(7,929)	5,697
Earnings (loss) per share - basic	0.05	0.07	(0.03)	0.02
Earnings (loss) per share - fully diluted	0.05	0.07	(0.03)	0.02
	May/18	Aug/18	Nov/18	Feb/19
Net revenue	$ 12,026	$ 13,292	$ 21,688	$ 73,582
Net income (loss)	(4,992)	21,176	54,774	(108,209)
Earnings (loss) per share - basic	(0.06)	0.09	0.22	(0.43)
Income (loss) per share - fully diluted	(0.04)	0.09	0.22	(0.43)

■ Corporate Position on Conducting Business in The United States and Other International Jurisdictions Where Cannabis Is Nationally Illegal

As cannabis is currently nationally illegal in the U.S., the Company does not engage in any U.S. cannabis related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised). The Company will only conduct business activities related to growing or processing cannabis, in jurisdictions where it is nationally legal to do so.

■ Industry Trends and Risks

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company’s business. If any of the following risks actually occur, the Company’s business may be harmed, and its financial condition, results of operations and prospects may suffer significantly.

Risks Related to the Company’s Business and the Cannabis Industry

Reliance on Licences

The Company’s ability to cultivate, store and sell cannabis and cannabis oil in Canada is dependent on maintaining its licences with Health Canada. Failure to comply with the requirements of the licence or any subsidiary licence or any failure to maintain its licence or any subsidiary licence may have a material adverse impact on the business, financial condition and operations. There can be no guarantees that Health Canada will extend or renew the licence as necessary or, if it extended or renewed, that the licence will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the licence or should it renew the licence on different terms, the business, financial condition, results of operations and prospects of the Company may be materially adversely affected.

Highly Regulated Industry

The Company operates in a highly regulated and rapidly evolving market. The laws, regulations and guidelines generally applicable to the cannabis industry domestically and internationally may change in ways currently unforeseen. The Company’s operations are subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage, packaging/labelling, advertising, sale, health and safety and disposal of cannabis, including the Cannabis Act, any regulations thereunder, but also laws and regulations relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment and applicable stock exchange rules and regulations. Any amendment to or replacement of existing laws may cause adverse effects to the Company’s operations. The risks to the Company’s business represented by subsequent regulatory changes could reduce the addressable market for the Company’s products and could materially and adversely affect the Company’s business, financial condition, results of operations and prospects. To the knowledge of management, other than making routine corrections that may be required by Health Canada from time to time, the Company is currently in compliance with all such laws.

Management’s Discussion & Analysis |38

Achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and, where necessary, obtaining regulatory approvals. The impact of Health Canada’s compliance regime, any delays in obtaining, or failure to obtain regulatory approvals required may significantly delay or impact the development of the Company’s business and operations and could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Any potential non-compliance could cause the Company’s business, financial condition, results of operations and prospects to be adversely affected. Further, any amendment to or replacement of the Cannabis Act and other applicable rules and regulations governing the Company’s business activities may cause adverse effects on the Company’s business, financial conditions and results of operations.

The legislative framework pertaining to the Canadian adult-use cannabis market is very new. In addition, the governments of every Canadian province and territory have implemented different regulatory regimes for the distribution and sale of cannabis for adult-use purposes within those jurisdictions. There is no guarantee that provincial legislation regulating the distribution and sale of cannabis for adult-use purposes will not change or that any such legislation will create the growth opportunities that the Company currently anticipates. While the impact of any new legislative framework for the regulation of the Canadian adult-use cannabis market is uncertain, any of the foregoing could result in a material adverse effect of the Company’s business, financial condition, results of operations and prospects.

Further, as the commercial cannabis industry is a new industry In Canada, we anticipate that regulations governing cannabis in Canada will be subject to change as the Canadian federal government monitors licencees in action. Health Canada may change their administration, interpretation or application of the applicable regulations or their compliance or enforcement procedures at any time. Any such changes could require the Company to revise its ongoing compliance procedures, requiring the Company to incur increased compliance costs and expend additional resources. There is no assurance that the Company will be able to comply or continue to comply with applicable regulations.

The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with applicable laws and regulations could subject the Company to regulatory or agency proceedings or investigations and may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include damage awards, fines, penalties or corrective measures requiring capital expenditures or remedial actions. Parties may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation and no assurance can be given that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws or regulations, may have a material adverse impact on the Company’s business, resulting in increased capital expenditures or production costs, reduced levels of cannabis production or abandonment or delays in the development of facilities.

Health Canada inspectors routinely assess the Company’s facilities against the Cannabis Act and its regulations and provide the Company with follow up reports noting observed deficiencies. The Company is continuously reviewing and enhancing its operational procedures and facilities both proactively and in response to routine inspections. The Company follows all regulatory corrections in response to inspections in a timely manner. If the Company fails to comply with applicable laws, regulations and guidelines, the Company may incur additional costs or penalties, or the Company’s operations may be restricted or shut down.

In addition, the introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada or any of the jurisdictions in which the Company operates could result in an increase in taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect. Due to the complexity and nature of the Company’s operations, various legal and tax matters may be outstanding from time to time. If the Company is unable to resolve any of these matters favorably, it may have a material adverse effect on the Company.

Management’s Discussion & Analysis |39

Laws and Regulations Governing Cannabis in Foreign Jurisdictions

The Company’s ability to achieve its business objectives in foreign jurisdictions is contingent, in part, upon its compliance with regulatory requirements enacted by governmental authorities and the Company obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the impact of the compliance regime countries such as Germany, Italy, Lesotho, Malta, Colombia, Argentina or Jamaica are implementing and the method in which their governmental authorities will implement the adult-use or medical cannabis industry. Similarly, the Company cannot predict how long it will take to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. The impact of the various compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

The Company currently incurs and will continue to incur ongoing costs and obligations related to regulatory compliance. A failure on the Company’s part to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions on its operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Foreign Investment in Cannabis Companies

Certain jurisdictions may prohibit or restrict its citizens or residents from investing in or transacting with companies involved in the cannabis industry, even if such companies only conduct business in jurisdictions where cannabis is legal. For example, if an investor in the United Kingdom profits from an investment in a cannabis producer or supplier, such investment may technically violate the United Kingdom Proceeds of Crime Act 2002. Similar prohibitions or restrictions may apply in other jurisdictions where cannabis has not been legalized. In the United States, there have been certain instances of U.S. Customs and Border Protection preventing citizens of foreign countries from entering the United States for reasons related to the cannabis industry.

Operations in Foreign Jurisdictions

The Company has operations in various emerging markets and may have operations in additional emerging markets in the future. Such operations expose the Company to the socioeconomic conditions as well as the laws governing the cannabis industry in such countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates, military repression; war or civil war; social and labor unrest; organized crime; corruption and fraud; property disputes; hostage taking; terrorism; violent crime; expropriation and nationalization; public health crises including epidemics, pandemics or outbreaks of new illnesses, infectious diseases or viruses (including, most recently, the novel coronavirus (COVID-19)); renegotiation or nullification of existing licences, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, banking and currency controls and governmental regulations that favor or require us to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

Governments in certain foreign jurisdictions intervene in their economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in cannabis industry or investment policies or shifts in political attitude in the countries in which the Company operates may adversely affect its operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions (temporary or otherwise) on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of concessions, licences, approvals and permits, environmental matters, land use, land claims of local people, water use, workplace safety, permitted public activities, domestic and international travel and permitted commercial operations. Failure to comply strictly with applicable laws, regulations and local practices could result in loss, reduction or expropriation of licences, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

Management’s Discussion & Analysis |40

The Company continues to monitor developments and policies in the emerging markets in which it operates and assess the impact thereof to our operations; however, such developments cannot be accurately predicted and could have an adverse effect on the Company’s business, financial condition and results of operations and prospects.

Inflation in Emerging Markets

In the past, high levels of inflation have adversely affected emerging economies and financial markets, and the ability of government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty. The emerging markets in which the Company operates or may operate may experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in such countries and lead to further government intervention in the economy. If countries in which the Company operates experience high levels of inflation in the future and/or price controls are imposed, the Company may not be able to adjust the rates the Company charges its customers to fully offset the impact of inflation on the Company’s cost structures, which could adversely affect the Company’s business, financial condition, results of operations and prospects.

Acquisition or Use of Properties in Foreign Jurisdictions

Non-resident individuals and non-domiciled foreign legal entities may be subject to restrictions on the acquisition or lease of properties in certain emerging markets. Limitations also apply to legal entities domiciled in such countries which are controlled by foreign investors, such as the entities through which the Company operates in certain countries. Accordingly, the Company’s current and future operations may be impaired as a result of such restrictions on the acquisition or use of property, and the Company’s ownership or access rights in respect of any property it owns or leases in such jurisdictions may be subject to legal challenges, all of which could result in a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Reliance on International Advisors and Consultants

The legal and regulatory requirements in the foreign countries in which the Company operates or will operate with respect to the cultivation and sale of cannabis, banking systems and controls, as well as local business culture and practices are different from those in Canada. The Company must rely, to a great extent, on local legal counsel, consultants and advisors retained by it in order to keep apprised of legal, regulatory and governmental developments as they pertain to and affect the Company’s business, and to assist the Company with its governmental relations. The Company must rely, to some extent, on those members of management and the Board who have previous experience working and conducting business in these countries, if any, in order to enhance its understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labour, litigation, tax and public health matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the Company’s control. The impact of any such changes may adversely affect the Company’s business, financial condition, results of operations and prospects.

Anti-Money Laundering Laws and Regulation Risks

The Company is subject to a variety of domestic and international laws and regulations pertaining to money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally.

In the event that any of the Company’s operations or investments, any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations or investments were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the Company’s ability to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends in the foreseeable future, in the event that a determination was made that proceeds obtained by the Company could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Management’s Discussion & Analysis |41

Corruption and Anti-Bribery Law Violations

The Company’s business is subject to Canadian laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Company is subject to the anti-bribery laws of any other countries in which it conducts business now or in the future. The Company’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and anti-bribery laws for which the Company may be held responsible. The Company’s policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Company’s internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition, results of operations and prospects.

Environmental Regulations and Risks

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are currently, and may in the future be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its proposed production of adult-use or medical cannabis or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of medical cannabis, or more stringent implementation thereof, could have a material adverse impact on the Company's business, financial condition, results of operations and prospects and could cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Risks Inherent in an Agricultural Business

The Company’s business involves the growing of adult-use or medical cannabis, an agricultural product. Such business will be subject to the risks inherent in the agricultural business, such as insects, pests, plant diseases and similar agricultural risks. Although the Company expects that any such growing will be completed indoors under climate-controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production.

Reliance on Cultivation Facilities

The cultivation licences held by the Company are specific to individual facilities. Adverse changes or developments affecting any facility, including but not limited to a breach of security, could have a material and adverse effect on the Company’s business, financial condition, results of operations and prospects. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by government regulators, could also have an impact on the Company’s ability to continue operating under its licences or the prospect of renewing its licences. All facilities continue to operate with routine maintenance. The Company will bear many, if not all, of the costs of maintenance and upkeep of the facilities, including replacement of components over time. The Company’s operations and financial performance may be adversely affected if it is unable to keep up with maintenance requirements.

Management’s Discussion & Analysis |42

Public Health Crises

A public health crisis, such as local, regional, national or international epidemics, pandemics or outbreaks of illnesses, infectious diseases or viruses (including, most recently, the novel coronavirus (COVID-19)) could cause interruptions to the Company’s operations, increase operating expenses, result in loss of sales, delayed performance of contractual obligations or require additional expenditures to be incurred. Depending on its severity and reach, such an event could affect the Company’s workforce resulting in the inability to continue to operate the Company's production facilities. Further, the Company’s operations would be adversely affected if its supply partners, contractors, customers and/or transportation carriers were prevented from conducting business activities for an indefinite period of time, including due to spread of the disease within these groups or due to shutdowns that may be requested or mandated by governmental authorities. In addition, a health crisis, such as COVID-19, could have an adverse effect on local economies and potentially the global economy, which may adversely impact the price and demand for the Company’s products, the market for the Company's securities and/or its ability to obtain financing.

In particular, as of the date of this MD&A, the full extent of the effects of the COVID-19 virus are unknown. The continued spread of COVID-19 and the measures taken by the governments of countries affected could disrupt the supply chain and the manufacture or shipment of the Company's products and adversely impact the Company's business, financial condition, results of operations and prospects. In addition, there can be no assurance that the Company will not lose members of its workforce or see its workforce man-hours reduced or incur increased medical costs as a result of these health risks. The Company is actively assessing and responding where possible to the potential impact of the COVID-19 pandemic. The Company has been able to continue its operations throughout the crisis by implementing appropriate measures designed to protect the health and safety of its employees. In addition, at this time, social distancing measures and restrictions imposed by the federal, provincial and territorial governments in Canada on the movement of individuals and the distribution of cannabis in the country have not materially affected the Company's cannabis sales. As such, the virus has not, as yet, materially affected the Company’s own operations. It is difficult to predict how the COVID-19 virus may affect the Company’s business in the future, including the effect it may have (positive or negative; long or short term) on the price of, and demand for, cannabis. It is possible that the COVID-19 virus could have a material adverse effect on the Company's business, financial condition, results of operations and prospects as well as the market for its securities and/or its ability to obtain financing. The extent to which the COVID-19 outbreak impacts the Company's results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus, the duration of the outbreak and the actions to contain its impact.

Third Party Transportation

In order for customers of the Company to receive their product, the Company must rely on third party transportation services. This can cause logistical problems with and delays in patients obtaining their orders and cannot be directly controlled by the Company. Any delay by third party transportation services may adversely affect the Company’s business, financial condition, results of operations and prospects.

Moreover, security of the product during transportation to and from the Company’s facilities is critical due to the nature of the product. A breach of security during transport could have material adverse effects on the Company’s business, financials and prospects. Any such breach, including any failure to comply with recommendations or requirements of Health Canada for the transportation of cannabis, could impact the Company’s ability to continue operating under its licences or the prospect of renewing its licences.

Management’s Discussion & Analysis |43

Reliance on Third Party Suppliers, Manufacturers and Contractors

The Company intends to maintain a full supply chain for the provision of products and services to the regulated cannabis industry. Due to the novel regulatory landscape for regulating cannabis in Canada and the variability surrounding the regulation of cannabis in the United States, the Company’s third-party suppliers, manufacturers and contractors may elect, at any time, to decline or withdraw services necessary for the Company’s operations. Loss of these suppliers, manufacturers and contractors, including for non-cannabis based products coming from the United States, may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

In addition, any significant interruption, negative change in the availability or economics of the supply chain or increase in the prices for the products or services provided by any such third party suppliers, manufacturers and contractors could materially impact the Company’s business, financial condition, results of operations and prospects. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the Company’s business, financial condition, results of operations and prospects.

Reliance on Key Personnel

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its executive management. The Company’s future success depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them. The loss of the services of member of the Company’s executive management, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on the Company’s ability to execute on its business plan and strategy, and the Company may be unable to find adequate replacements on a timely basis, or at all.

Further, as licencees under the Cannabis Act, the Company’s officers and directors and each member of executive management are subject to a security clearance by Health Canada. There is no assurance that any of the Company’s existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by a member of the Company’s executive management to maintain or renew his or her security clearance, would result in a material adverse effect on the Company’s business, financial condition and results of operations. In addition, if a member of the Company’s executive management leaves the Company, and the Company is unable to find a suitable replacement that has a security clearance required by the Cannabis Act in a timely manner, or at all, there could occur a material adverse effect on the Company’s business, financial condition and results of operations. While employment agreements are customarily used as a primary method of retaining the services of a member of the Company’s executive management, these agreements cannot assure the continued services of such employees.

In addition, the novel coronavirus (COVID-19) imposes a high risk to all of the Company's activities, including the potential that an executive team member may become ill and the Company's ability to continue to rely on its key personnel throughout the pandemic. The Company has established a policy to diligently monitor developments relating to the COVID-19 virus and its impact on the Company's personnel and the Company has established contingency plans in the event members of its executive team are negatively impacted by the virus.

Limited Operating History

The Company, while incorporated in 1994, began carrying on business in 2012 and did not generate revenue from the sale of products until late 2014. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

Product Liability

As a manufacturer and distributor of products designed to be ingested or vaporized by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of the Company’s products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

Management’s Discussion & Analysis |44

A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on the Company's business, financial condition, results of operations and prospects. There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products.

Recent Announcements and Risks Regarding Vaporizer Products

On October 4, 2019, the U.S. Food and Drug Administration issued a warning to the public to stop using vaping liquids containing cannabis derivatives and ingredients, such as CBD and THC, in light of a potential but unconfirmed link to lung injuries such as severe pulmonary illness. Lung injuries associated with the use of cannabis derivative containing vaping liquid have also been reported in Canada resulting in certain provinces either banning or delaying the sale of vaping liquids and vaping products to consumers. In response, Health Canada has issued an information update advising Canadians who use cannabis derivative containing vaping liquids to monitor themselves for symptoms of pulmonary illness. There may be further governmental and private sector actions aimed at reducing the sale of or prohibiting cannabis containing vaping liquids and/or seeking to hold manufacturers of cannabis containing vaping liquids responsible for the adverse health effects associated with the use of these vaping products. These actions, combined with potential deterioration in the public’s perception of cannabis containing vaping liquids, may result in a reduced market for the Company’s vaporizer products. Federal, provincial and local regulations or actions that prohibit or restrict the sale of the Company’s vaporizer products including cannabis derivative vaping liquids, or that decrease consumer demand for the Company’s products by prohibiting their use, raising the minimum age for their purchase, raising the purchase prices to unattractive levels via taxation, or banning their sale, could adversely impact the Company's business, financial condition, results of operations and prospects.

The Long-term Health Impacts Associated with Use of Cannabis and Cannabis Derivative Products are Unknown

There is little in the way of longitudinal studies on the short-term and long-term effects of cannabis use on human health, whether used for recreational or medicinal purposes. As such, there are inherent risks associated with using the Company’s cannabis and cannabis derivative products. The Company’s cannabis and cannabis derivative products should always be used only as specifically instructed by the Company on the packaging and associated product information or product insert prepared by the Company. Consumers should never modify cannabis products or cannabis derivative products or add substances to such products as this may result in increased health risks and unpredictable adverse reactions. Previously unknown or unforeseeable adverse reactions arising from human consumption of cannabis products may occur and consumers should consume cannabis at their own risk or in accordance with the direction of a health care practitioner.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company’s significant brands were subject to recall, the image of that brand and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the Company's business, financial condition, results of operations and prospects. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Management’s Discussion & Analysis |45

Wholesale Price Volatility

The cannabis industry is a margin-based business in which gross profits depend on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labour costs, shipping costs, economic situation, government regulations and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by government agencies responsible for the sale of cannabis), and other market conditions, all of which are factors beyond the control of the Company. The Company’s operating income may be significantly and adversely affected by a decline in the price of cannabis and will be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry, as the Company’s profitability is directly related to the price of cannabis. The price of cannabis is affected by numerous factors beyond the Company’s control. Any price decline may have a material adverse effect on the Company’s business, financial condition and results of operations.

Limited Standardized Research on the Effect of Cannabis

To date, there is limited standardization in the research of the effects of cannabis, and future clinical research studies may lead to conclusions that dispute or conflict with the Company’s understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis. Research in Canada, the United States and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids (such as CBD and THC) remains in relatively early stages.

Future research and clinical trials may draw opposing conclusions to statements in this MD&A or could reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to cannabis, which could adversely affect social acceptance of cannabis and the demand for the Company’s products.

Insurance Coverage

The Company has insurance to protect its assets, operations, directors and employees in Canada. While the Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, there could be a material adverse effect on the Company’s business, financial condition and results of operations.

The Company is also currently pursuing additional insurance coverage over its crop, product liability claims and for business interruption. While the Company believes the insurance coverage addresses all material risks to which it is exposed and is adequate and customary in the current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed.

Unfavorable Publicity or Consumer Perception

The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of cannabis and related products distributed to such consumers. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and cash flows of the Company. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition, prospects and cash flows of the Company.

Management’s Discussion & Analysis |46

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis and related products in general, or the Company’s products specifically, or associating the consumption of cannabis or related products with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputational loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on its financial performance, financial condition, cash flows and growth prospects.

Reputational Risk to Third Parties

The parties outside of the cannabis industry with which the Company does business may perceive that they are exposed to reputational risk as a result of the Company’s cannabis business activities. Failure to establish or maintain business relationships could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Growth Targets

The Company’s ability to continue the cultivation of cannabis products at the same pace as it is currently producing or at all, and the Company’s ability to continue to increase both the Company’s cultivation capacity and the Company’s production, may be affected by a number of factors, including plant design errors, non-performance by third party contractors, increases in materials or labor costs, construction performance falling below expected levels of output or efficiency, environmental pollution, contractor or operator errors or disruption, breakdowns, aging or failure of equipment or processes, labor disputes, as well as factors specifically related to indoor agricultural and processing practices, such as reliance on provision of energy and utilities to the facility, and potential impacts of major incidents or catastrophic events on the facility, such as fires, explosions, earthquakes, storms or public health crises.

Additional Financing

There is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Company ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. Debt financings may also contain provisions which, if breached, may entitle lenders or their agents to accelerate repayment of loans and/or realize upon security over the assets of the Company, and there is no assurance that the Company would be able to repay such loans in such an event or prevent the enforcement of security granted pursuant to such debt financing.

Future Acquisitions or Dispositions

Although there is no present intention to undertake any of the following transactions, material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) potential disruption of the Company’s ongoing business; (ii) distraction of management; (iii) the Company may become more financially leveraged; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; (v) increasing the scope and complexity of the Company’s operations; and (vi) loss or reduction of control over certain of the Company’s assets.

Management’s Discussion & Analysis |47

The presence of one or more material liabilities of an acquired company that are unknown to the Company at the time of acquisition could have a material adverse effect on the results of operations, business prospects and financial condition of the Company. A strategic transaction may result in a significant change in the nature of the Company’s business, operations and strategy. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the Company’s operations.

Company’s Expansion Efforts may not be Successful, and Company’s Operations are Subject to Risk as a Result of Company’s Expansion Efforts including Company’s International Expansion

There is no guarantee that the Company’s expansion strategy (including receiving the expected Health Canada approvals in a timely fashion if at all) will be completed in the currently proposed form, if at all, nor is there any guarantee that the Company will be able to expand into additional jurisdictions. There is also no guarantee that the Company’s intentions to acquire and/or construct additional cannabis production and manufacturing facilities in Canada and in other jurisdictions with nationally legal cannabis markets, and to expand the Company’s marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licences and permits (such as additional licences from Health Canada under the Cannabis Act, as applicable) and there is no guarantee that all required approvals, licences and permits will be obtained in a timely fashion or at all.

The Company’s expansion into jurisdictions outside of Canada is subject to additional business risks, including new or unexpected risks or could significantly increase the Company’s exposure to one or more existing risk factors, including economic instability, changes in laws and regulations, and the effects of competition. In addition, international expansion could subject the Company’s business to certain risks relating to fluctuating exchange rates or require a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. The failure of the Company’s operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions.

The Company may not be able to successfully identify suitable acquisition and expansion opportunities or integrate such operations successfully with the Company’s existing operations as anticipated. There is also no guarantee that the Company will be able to complete any of the foregoing activities at all. The Company’s failure to successfully execute its domestic or international expansion strategy (including receiving required regulatory approvals, licences and permits) could adversely affect the Company’s business, financial condition, results of operations and prospects and may result in the Company failing to meet anticipated or future demand for its cannabis products, when and if it arises.

Conflicts of Interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. The Company’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to Aphria. In some cases, the Company’s executive officers, directors and consultants may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and officers who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those the Company desires. The interests of these persons could conflict with the Company’s interests. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the Company’s directors are required to act honestly, in good faith and in the Company’s best interests.

Management’s Discussion & Analysis |48

Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions arising out of the ordinary course and conduct of its business. Litigation is inherently uncertain, and any adverse outcomes could negatively affect the Company’s business, results of operations, financial condition, brand and/or the trading price of its securities. In addition, litigation can involve significant management time and attention and be expensive, regardless of outcome. During the course of litigation, there may be announcements of the results of hearings and motions and other interim developments related to the litigation. If securities analysts or investors regard these announcements as negative, the trading price of the Company’s securities may decline. In addition, the Company evaluates these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, the Company may establish reserves or disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from the Company’s current assessments and estimates.

The Company has been served statements of claims in class action lawsuits against the Company and certain of its officers and former officers. These claims relate to alleged misconduct in connection with the Company’s acquisitions of LATAM and Nuuvera Inc., and the Company’s June 2018 securities offering. At the present time, the representative claimants have been identified and selected in both the U.S. and Canada. The U.S. claims include alleged violations of Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and Section 20(a) of the Exchange Act. The Canadian claims include alleged statutory and common law misrepresentation and oppression. The Company intends to vigorously defend itself in each of these actions. With respect to the cases commenced in the United States, the Company is self-insured for the costs associated with any award or damages arising from such actions and has entered into indemnity agreements with each of the directors and officers and, subject to certain exemptions, will cover any costs incurred by them in connection with any of the class action claims. With respect to the cases commenced in Canada, the Company’s insurance policies may not be sufficient to cover any judgments against the Company.

On December 9, 2019, the Company was served with a statement of claim commenced by Emblem acquired by Aleafia Health Inc. in respect of a supply agreement whereby the Company would provide Emblem with certain cannabis product over a period of five years pursuant to the terms of the supply agreement. Emblem has terminated this supply agreement on the basis of, among other things, alleged failure by the Company to provide the requisite cannabis product pursuant to the terms of the supply agreement. The Company intends to vigorously defend itself against such claim. As at February 29, 2020, the Company has not recorded any amount related to this contingency.

Intellectual Property

The ownership and protection of trademarks, patents, trade secrets and intellectual property rights are significant aspects of the Company’s future success. Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products and technology. Policing the unauthorized use of the Company’s current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Company may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the Company’s trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for the benefit of the Company, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the Company’s trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the Company’s business, financial condition, results of operations and prospects.

In addition, other parties may claim that the Company’s products infringe on their proprietary and perhaps patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. As well, the Company may need to obtain licences from third parties who allege that the Company has infringed on their lawful rights. However, such licences may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable to it, or at all, licences or other rights with respect to intellectual property that it does not own.

Management’s Discussion & Analysis |49

Customer Acquisitions

The Company’s success depends on its ability to attract and retain customers. There are many factors which could impact the Company’s ability to attract and retain customers, including but not limited to the Company’s brand awareness, its ability to continually produce desirable and effective cannabis products and the successful implementation of customer-acquisition plans. The failure to acquire and retain customers could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

In addition to being subject to general business risks applicable to a business involving an agricultural product and a regulated consumer product, the Company will need to make significant investments in its business strategy. These investments include the procurement of raw material, extraction equipment, site improvements and research and development projects. The Company expects that competitors will undertake similar investments to compete with it. Competitive conditions, consumer preferences, customer requirements and spending patterns in this industry and market are relatively unknown and may have unique circumstances that differ from other existing industries and markets and cause the Company’s future efforts to develop its business to be unsuccessful or to have undesired consequences for it. As a result, the Company may not be successful in its efforts to attract customers or to develop new cannabis products and produce and distribute these cannabis products, or these activities may require significantly more resources than it currently anticipate in order to be successful.

Contracts with Provincial and Territorial Governments

The Company expects to derive a significant portion of its future revenues from its supply contracts with the various Canadian provinces and territories. There are many factors which could impact the Company’s contractual agreements with the provinces and territories, including but not limited to availability of supply, product selection and the popularity of the Company’s products with retail customers. If the Company’s supply agreements with certain Canadian provinces and territories are amended, terminated or otherwise altered, the Company’s sales and results of operations could be adversely affected, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

In addition, not all of the Company’s supply contracts with the various Canadian provinces and territories contain purchase commitments or otherwise obligate the provincial or territorial wholesaler to buy a minimum or fixed volume of cannabis products from the Company. The amount of cannabis that the provincial or territorial wholesalers may purchase under the supply contracts may therefore vary from what the Company expects or has planned for. As a result, the Company's revenues could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the provincial or territorial wholesalers. If any of the provincial or territorial wholesalers decide to purchase lower volumes of products from the Company than the Company expects, alters its purchasing patterns at any time with limited notice or decides not to continue to purchase the Company's cannabis products at all, the Company's revenues could be materially adversely affected, which could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Constraints on Marketing Products

The Cannabis Act and Cannabis Regulations prohibit testimonials, lifestyle branding and packaging that is appealing to youth. The restrictions on advertising, marketing and the use of logos and brand names could have a material adverse impact on the Company’s business, financial condition, results of operations and prospects. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and results of operations could be adversely affected.

Fraudulent or Illegal Activity

Management’s Discussion & Analysis |50

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Information Technology Systems and Cyber-Attacks

The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology services in connection with its operations. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, public health crises, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, information technology systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation, business, financial condition, results of operations and prospects.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Security Risks

Given the nature of the Company’s product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in its facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of the Company’s facilities could expose the Company to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing the Company’s products.

In addition, the Company collects and stores personal information about its patients and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

In addition, there are a number of federal and provincial laws protecting the privacy of personal information, including records of a patient’s personal health information. Generally, these laws require the prior consent of an individual to collect, use and disclose that individual’s personal information. They also require that personal information be protected by appropriate safeguards, and that the Company restrict the handling of personal information to the minimum amount of personal information necessary to carry out permitted purposes. If the Company is found to be in violation of these privacy laws, or other laws governing patient health information, the Company could be subject to sanctions and civil or criminal penalties, which could increase the Company’s liabilities, harm the Company’s reputation and have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Management’s Discussion & Analysis |51

Challenging Global Financial Conditions

In recent years, global credit and financial markets have experienced extreme disruptions, including with respect to, at times, severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that significant deterioration in credit and financial markets and confidence in economic conditions will not occur in the future. Any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions could have a material adverse effect on the Company’s business, financial condition and results of operations.

Further, global credit and financial markets have displayed arguably increased volatility in response to global events. For instance, since November 30, 2019, the outbreak of the novel coronavirus (COVID-19) has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-Imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak are unknown at this time, as is the efficacy of government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the Company's business, financial condition, results of operations and prospects. Future crises may be precipitated by any number of causes, including natural disasters, public health crises, geopolitical instability, changes to energy prices or sovereign defaults. These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favorable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the value, and the price of the Common Shares could be adversely affected.

In addition, there is a risk that one or more of the Company’s current service providers may themselves be adversely impacted by difficult economic circumstances, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

History of Losses

The Company incurred losses in prior periods. The Company may not be able to achieve or maintain profitability and may incur significant losses in the future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Company’s revenues do not increase to offset these expected increases in costs and operating expenses, the Company will not be profitable.

Competition

The Company expects significant competition from other companies in light of the recent coming into force of the Cannabis Act. A large number of companies appear to be applying for cultivation, processing and sale licences, some of which may have significantly greater financial, technical, marketing and other resources than the Company, may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships. The Company’s future success depends upon its ability to achieve competitive per unit costs through increased production and on its ability to recognize higher margins through the sale of higher margin products. To the extent that the Company is not able to produce its products at competitive prices or consumers prioritize established low margin products over innovative, higher margin products, the Company’s business, financial condition and results of operations could be materially and adversely affected.

In addition, the Cannabis Act allows for licences to be granted for outdoor cultivation, which may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices, as capital expenditure requirements related to outdoor growing are typically much lower than those associated with indoor growing. Such results may also have a material adverse impact on the Company’s business, financial condition, results of operations and prospects.

Management’s Discussion & Analysis |52

Should the size of the cannabis market increase as projected the overall demand for products and number of competitors will increase as well, and in order for the Company to be competitive it will need to invest significantly in research and development, market development, marketing, production expansion, new client identification, distribution channels and client support. If the Company is not successful in obtaining sufficient resources to invest in these areas, the Company’s ability to compete in the market may be adversely affected, which could materially and adversely affect the Company’s business, financial condition, results of operations and prospects.

Difficulty to Forecast

The Company must rely largely on its own market research to forecast sales as detailed forecasts are, with certain exceptions, not generally available from other sources at this early stage of the cannabis industry. A failure in the demand for the Company’s products to materialize as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a material adverse effect the Company’s business, financial condition, results of operations and prospects.

Unsolicited Takeover Proposals

The review and consideration of any takeover proposal may be a significant distraction for the Company’s management and employees and could require the expenditure of significant time and resources by the Company.

Moreover, any unsolicited takeover proposal may create uncertainty for the Company’s employees and this uncertainty may adversely affect the Company’s ability to retain key employees and to hire new talent. Any such takeover proposal may also create uncertainty for the Company’s customers, suppliers and other business partners, which may cause them to terminate, or not to renew or enter into, arrangements with the Company. The uncertainty arising from unsolicited takeover proposals and any related costly litigation may disrupt the Company’s business, which could result in an adverse effect on its business, financial condition and results of operations. Management and employee distraction related to any such takeover proposal also may adversely impact the Company’s ability to optimally conduct its business and pursue its strategic objectives.

Risks Related to the Company’s Common Shares

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price.

Market price fluctuations in the Common Shares may be due to the Company’s results of operations failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company, its competitors or, the government, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares. Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s results of operations, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of the Common Shares may be materially adversely affected.

Risks Related to Dilution

The Company may issue Common Shares in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The Board has discretion to determine the price and the terms of issue of further issuances. Issuances of the Company’s securities may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares. Issuances of substantial numbers of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company’s stock option plan and upon the exercise of outstanding warrants.

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The Company may sell equity securities in offerings (including through the sale of securities convertible into equity securities). The Company cannot predict the size of such issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares.

Sales of substantial amounts of the Company’s securities by the Company or its existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company’s securities and dilute investors’ earnings per Common Share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of the Company’s securities could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

Dividends

The Company has not paid any dividends on the outstanding Common Shares, and the Company has no current intention to declare dividends on the Common Shares in the foreseeable future. Any decision to pay dividends on the Common Shares in the future will be at the discretion of the Board and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant. Additionally, the Company’s ability to pay dividends is currently restricted by the terms of its credit facilities with WFCU, which requires that dividends may only be paid after satisfaction of all terms, conditions and covenants contained therein. As a result, investors may not receive any return on an investment in the Common Shares unless they are able to sell their Common Shares for a price greater than that which such investors paid for them.

Regulated Nature of the Company’s Business May Impede or Discourage a Takeover

The Company requires and holds various licences to operate its business, which would not necessarily continue to apply to an acquiror of the Company’s business following a change of control. These licensing requirements could impede a merger, amalgamation, takeover or other business combination involving the Company or discourage a potential acquirer from making a tender offer for Common Shares, which, under certain circumstances, could reduce the market price of the Common Shares.

Listing Standards of the TSX and NYSE

The Company must meet continuing listing standards to maintain the listing of the Common Shares on the TSX and NYSE. If the Company fails to comply with listing standards and the TSX or NYSE delists the Common Shares, the Company and its shareholders could face significant material adverse consequences, including: (i) a limited availability of market quotations for the Common Shares; (ii) reduced liquidity for the Common Shares; (iii) a determination that the Common Shares are “penny stock,” which would require brokers trading in the Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Common Shares; (iv) a limited amount of news about us and analyst coverage of the Company; and (v) a decreased ability for the Company to issue additional equity securities or obtain additional equity or debt financing in the future.

TSX Restrictions

On October 16, 2017, the TSX provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the “Requirements”) to TSX listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017 0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the Requirements. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the Requirements, the TSX has the discretion to initiate a delisting review. Failure to comply with the Requirements could have an adverse effect on the Company.

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Liquid Trading Market

The Company’s shareholders may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or the NYSE or achieve listing on any other public listing exchange.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Start-ups Act, and it uses the exemption provided to emerging growth companies from the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act of 2002 (“SOX”). Therefore, the Company’s internal controls over financial reporting (“ICOFR”) will not receive the level of review provided by the process relating to the auditor attestation included in annual reports of issuers that are not using an exemption.

The Company may fail to maintain the adequacy of the Company’s ICOFR as such standards are modified, supplemented or amended from time to time, and may not be able to ensure that the Company can conclude, on an ongoing basis, that the Company has effective ICOFR in accordance with Section 404 of SOX or equivalent Canadian legislation. Failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of the Company’s financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Common Shares or the market value of the Company’s other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s results of operations or cause it to fail to meet reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in the Company’s acquired operations. No evaluation can provide complete assurance that the Company’s ICOFR will detect or uncover all failures of persons to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as the Company expands, the challenges involved in implementing appropriate ICOFR will increase and will require that the Company continues to improve its ICOFR.

In addition, the Company cannot predict if investors will find the Common Shares less attractive because it relies on the aforementioned exemption. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and trading price for the Common Shares may be negatively affected.

Foreign Private Issuer Status

In order to maintain the Company’s status as a foreign private issuer, a majority of the Common Shares must be either directly or indirectly owned by non-residents of the United States if the Company has one or more other connections to the United States prescribed by the foreign private issuer test. The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are held in the United States and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system (“MJDS”). If the Company is not a foreign private issuer, the Company would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company would lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers.

Passive Foreign Investment Company

The Company may be characterized as a passive foreign investment company (“PFIC”). Under the PFIC rules, for any taxable year that the Company’s passive income or the Company’s assets that produce passive income exceed specified levels, the Company will be characterized as a PFIC for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for the Company’s U.S. holders, which may include having certain distributions on the Common Shares and gains realized on the sale of Common Shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of Common Shares and certain distributions. Based on current business plans and financial expectations, although there can be no assurance, the Company expects that it will not be a PFIC for the Company’s current taxable year and expect that it will not be a PFIC for the foreseeable future.

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Certain elections may be made to reduce or eliminate the adverse impact of the PFIC rules for holders of the Common Shares, but these elections may be detrimental and/or unavailable to the shareholders under certain circumstances. The PFIC rules are extremely complex and U.S. investors are urged to consult independent tax advisers regarding the potential consequences to them of the Company’s classification as a PFIC.

■ Internal Controls Over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be publicly disclosed by a public company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures was conducted as of May 31, 2019, based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) by and under the supervision of the Company’s management, including the CEO and the CFO. Based on this evaluation, the CEO and the CFO concluded that the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators) were effective in providing reasonable assurance that material information relating to the Company is made known to them and information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in such legislation.

Under the supervision of the CEO and CFO, the Company designed internal controls over financial reporting (as defined in National Instrument 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management team used COSO to design the Company’s internal controls over financial reporting.

It is important to understand that there are inherent limitations of internal controls as stated within COSO. Internal controls, no matter how well designed and operated, can only provide reasonable assurance to management and the Board of Directors regarding achievement of an entity’s objectives. A system of controls, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that an organization's disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud. Even disclosure controls and procedures and internal control over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives.

There have been no changes in the Company’s internal controls over financial reporting during the three months ended February 29, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

■ Subsequent Events

Subsequent to February 29, 2020, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreaks is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

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■ Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking information or forward-looking statements (together, "forward-looking statements") within the meaning of applicable securities legislation and are expressly qualified by this cautionary statement. Any statements that are contained in this MD&A that are not statements of historical fact may deemed to be forward-looking statements, including statements with regards to expected financial performance, strategy and business conditions. We use words such as “forecast”, “future”, “should”, “could”, “enable”, “potential”, “contemplate”, “believe”, “anticipate”, “estimate”, “plan”, “expect”, “intend”, “may”, “project”, “will”, “would” and the negative of these terms or similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Various assumptions were used in drawing the conclusions contained in the forward-looking statements throughout this MD&A. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management including based on reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Factors that may cause such differences include, but are not limited to the factors discussed under the heading “Risk Factors” in Aphria's most recent Annual Information Form and under the heading “Industry Trends and Risks” in this MD&A. Although the Company has attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended. These forward-looking statements are as of the date of this MD&A and the Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by securities laws. The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.

Some of the specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the following:

•       assumptions and expectations described in the Company’s critical accounting policies and estimates;

•       the adoption and impact of certain accounting pronouncements;

•       the expected increased capacity in respect of the Company’s facilities;

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•       the Company’s future financial and operating performance;

•       inventory and production capacity;

•       the planned international expansion of the Company;

•       the success of the entities the Company acquires and the Company’s collaborations;

•       the expected cost to produce a gram of dried cannabis;

•       the expected cost to process cannabis oil;

•       expectation with respect to product development, product offering and the achieved market share thereof;

•       expectations with respect to crop rotation and harvest; and the anticipated future gross margins of the Company’s operation; and

•       future expenditures, strategic investments and capital activities;

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